As filed with the Securities and Exchange Commission on March 31, 2006
Registration No. _____________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEARCHLIGHT MINERALS CORP.
(Name of small business issuer in its charter)

NEVADA	1000	98-0232244
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

#120 - 2441 W. Horizon Ridge Pkwy
Henderson, NV 89052
Tel: (702) 939-5247
(Address and telephone number of principal executive offices)

Camlex Management (Nevada) Inc.
8275 S. Eastern Avenue, Suite 200, Las Vegas, Nevada 89123
 Tel: (702) 990-8800
(Name, address and telephone number of agent for service)

With Copies To:
Conrad Y. Nest, Esq.
O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010, Blaine, WA 98230
Tel: (360) 332-3300

Approximate date of commencement of proposed sale to the public:	As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	35,211,000	$1.90	$66,900,900	$7,158.40
(1)

Total represents: (i) 17,375,000 common shares issued in connection with private placement transactions completed by the Registrant in September, 2005 and January, 2006, (ii) 12,796,000 common shares that are issuable upon the exercise of share purchase warrants issued by the Registrant in connection with private placement transactions completed in September, 2005 and January, 2006; (iii) 3,640,000 shares of our common stock purchased by certain of the selling stockholders from an affiliate stockholder; and (iv) 1,400,000 shares issued to certain selling stockholders pursuant to their agreements with Searchlight.

(2)

Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (g) under the Securities Act of 1933 based on the $1.90 closing price of the common stock on March 17, 2006, as reported on the Over the Counter Bulletin Board.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MARCH 17, 2006

The information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission (the “SEC”) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
--------------------------
35,211,000
SHARES OF COMMON STOCK
-------------------------

This prospectus relates to the resale of up to 35,211,000 common shares of Searchlight Minerals Corp. ("Searchlight") that may be offered and sold, from time to time, by the selling stockholders identified in this prospectus. These shares include the following shares, all as described in this prospectus under "Selling Stockholders":

1.	1,400,000 shares issued to certain selling stockholders pursuant to an agreement between Searchlight and certain of the selling stockholders dated February 8, 2005;

2.

7,029,000 shares and 4,473,000 shares that are issuable upon exercise of share purchase warrants held by certain selling stockholders that were issued in a private placement transaction completed on September 2, 2005;

3.

506,000 shares and 253,000 shares that are issuable upon exercise of share purchase warrants held by certain selling stockholders that were issued in a private placement transaction completed on September 6, 2005;

4.

5,940,000 shares and 3,780,000 shares that are issuable upon exercise of share purchase warrants held by certain selling stockholders that were issued in a private placement transaction completed on September 7, 2005;

5.

3,900,000 shares and 4,290,000 shares that are issuable upon exercise of share purchase warrants held by certain selling stockholders that were issued in a private placement transaction completed on January 18, 2006; and

6.	3,640,000 shares purchased by certain of the selling stockholders from an existing affiliate stockholder in transactions that were exempt from registration.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell their common shares through private transactions or in public sales through the over-the-counter markets or on any exchanges on which our common shares are traded at the time of sale. These sales may occur at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as agents on behalf of the selling stockholders. The selling stockholders may engage brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders. We will pay all the expenses incident to the registration of the shares, except for sales commissions and other seller's compensation applicable to sales of the shares.

Our common shares are presently traded on the Over-The-Counter Bulletin Board under the symbol SRCH. The closing price of our common shares on March 17, 2006, was $1.90 per share.

---------------

The purchase of the securities offered through this prospectus involves a high degree of risk. You should carefully read and consider the section of this prospectus entitled “Risk Factors” on pages 7 through 10 before buying any shares of Searchlight’s common stock.

This Offering will terminate nine months after the accompanying registration statement is declared effective by the SEC. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or similar account.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

----------------

The Date Of This Prospectus Is: March 17, 2006

PROSPECTUS
----------------

35,211,000
SHARES OF COMMON STOCK
----------------

Until ninety days after the date this registration statement is declared effective, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

As used in this prospectus, unless the context otherwise requires, “we,” “us,” “our,” and “Searchlight” refers to Searchlight Minerals Corp. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. The following summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus before making an investment decision to purchase our common stock.

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We have entered into mineral option agreements to acquire an interest in 20 mineral claims (the “Searchlight Claims”) representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada. On October 24, 2005, we acquired an interest in a joint venture agreement (the “JV Agreement”) dated May 20, 2005 between Nanominerals Corp. and Verde River Iron Company, LLC, a Nevada limited liability company (“Verde”) pursuant to which we have the option to acquire up to 50% of the Clarkdale Slag Project. The JV Agreement was entered into for the purpose of funding the processing of a copper smelter slag pile located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona (the “Clarkdale Slag Project”). The slag contained on the Clarkdale Slag Project site was produced as smelter rejects from prior processing of copper from 1915-1952. Upon completion of a drilling and sampling program to determine if the project is feasible, we intend to re-process the slag pile using an extraction process developed using industry standard metallurgy. We acquired our interest in the Clarkdale Slag Project pursuant to an assignment agreement with Nanominerals Corp. dated for reference June 1, 2005, as amended August 31, 2005 and October 24, 2005, pursuant to which Nanominerals assigned all of its interest in the JV Agreement to us.

We have not earned any revenues to date and do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. Our current plan of operation is to conduct mineral exploration activities on the Searchlight Claims in order to assess whether they possess mineral reserves capable of commercial extraction and drilling and sampling activities on the Clarkdale Slag Project site in order to assess whether the slag possesses a mineral inventory capable of commercial extraction. The agreements pursuant to which we acquired our interests in the Searchlight Claims and Clarkdale Slag Project provide that we must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute Searchlight’s share of ongoing expenditures. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in those properties.

Summary Financial Information

Our financial information as of September 30, 2005 is summarized below:

	As at December 31, 2004 (Audited)	As at December 31, 2003 (Audited)	Nine Months Ended September 30, 2005 (Unaudited)
Cash	$295	$18,198	$1,373,161
Total Assets	$1,644	$260,130	$2,386,742
Liabilities	$1,685,661	$1,245,899	$1,374,379
Total Stockholders’ Equity (Deficit)	($1,684,017)	($985,769)	$1,012,364
Expenses	$590,462	$1,233,816	$1,019,902
Revenue	-	-	-
Net Loss for the Period	($590,462)	($1,233,117)	($973,905)
Net Loss Per Common Stock (post 2:1 forward split)	($0.01)	($0.02)	($0.02)
Weighted Average Shares Outstanding (post 2:1 forward split)	108,300,000	80,854,000	50,314,432

About Us

We were incorporated on January 12, 1999 pursuant to the laws of the State of Nevada. See “Organization Within Last Five Years”, below. Our principal offices are located at #120 - 2441 W. Horizon Ridge Pkwy, Henderson, NV 89052. Our telephone number is (702) 939-5247. We maintain a website at www.searchlightminerals.com.

THE OFFERING

The Issuer:	Searchlight Minerals Corp.

Selling Security Holders:

The selling stockholders named in this prospectus are existing stockholders of Searchlight who: (i) acquired shares of our common stock and warrants to purchase shares of our common stock from us in private placement transactions completed in September, 2005 and January, 2006; (ii) purchased shares of our common stock from an existing affiliate stockholder; (iii) acquired shares of our common stock pursuant to agreements with Searchlight dated February 8, 2005. The issuance of the shares by us to the selling stockholders was exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”). See “Selling Security Holders”.

Securities Being Offered:	35,211,000 shares of our common stock, par value $0.001 per share.

Offering Price:

The offering price of the common stock is $1.90 per share. The actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling stockholders. The offering price would thus be determined by market factors and the independent decisions of the selling stockholders.

Duration of Offering:	This offering will terminate nine months after the accompanying registration statement is declared effective by the SEC.

Minimum Number of Shares To Be Sold in This Offering:	None.

Common Stock Outstanding Before and After the Offering:	57,275,000 shares of our common stock are issued and outstanding as of the date of this prospectus. All of the common stock to be sold under this prospectus will be sold by existing stockholders.

Use of Proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Risk Factors:	See “Risk Factors” and the other information in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock, could decline due to any of these risks, and you may lose all or part of your investment.

We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease exploration activities and if we do not obtain additional financing, our business will fail.

We were incorporated in January 12, 1999 and since that time were engaged in the business of biotechnology research and development. In February, 2005, we changed our business to mineral exploration. We have no exploration history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $5,007,236. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

-	our ability to locate a profitable mineral property; and

-	our ability to generate revenues.

Our plan of operation calls for significant expenses in connection with the exploration of the Searchlight Claims and drilling and sampling activities on the Clarkdale Slag Project which will require us to obtain additional financing. We recorded a net loss before income taxes of $973,905 for the nine months ended September 30, 2005 and have an accumulated deficit of $5,007,236 as at September 30, 2005. As at the date of this prospectus, we had cash of approximately $1,628,000 and for the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $5,050,000. Accordingly we do not have sufficient funds to meet our planned expenditures over the next twelve months and will need to seek additional financing to meet our planned expenditures.

Obtaining additional financing would be subject to a number of factors, including the market prices for the mineral property and base and precious metals. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation. For these reasons, our independent auditors believe there exists a substantial doubt about our ability to continue as a going concern.

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, we face a high risk of business failure.

You should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by us in the exploration of the mineral claim may not result in the discovery of mineral deposits. If funding is not available, we may be forced to abandon our operations.

Because we anticipate our operating expenses will increase prior to our earning revenues, we may never achieve profitability.

Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from the exploration of the Searchlight Claims or the Clarkdale Slag Project, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide no assurance that we will generate any revenues or ever achieve profitability. If we are unsuccessful in addressing these risks, our business will most likely fail.

If the price of base and precious metals declines, our financial condition and ability to obtain future financings will be impaired.

The price of base and precious metals is affected by numerous factors, all of which are beyond our control. Factors that tend to cause the price of base and precious metals to decrease include the following:

(a)	Sales or leasing of base and precious metals by governments and central banks;

(b)	A low rate of inflation and a strong US dollar;

(c)	Speculative trading;

(d)	Decreased demand for base and precious metals industrial, jewelry and investment uses;

(e)	High supply of base and precious metals from production, disinvestment, scrap and hedging;

(f)	Sales by base and precious metals producers and foreign transactions and other hedging transactions; and

(g)

Devaluing local currencies (relative to base and precious metals price in US dollars) leading to lower production costs and higher production in certain major base and precious metals producing regions.

Our business is dependent on the price of base and precious metals. We have not undertaken hedging transactions in order to protect us from a decline in the price of base and precious metals. A decline in the price of base and precious metals may also decrease our ability to obtain future financings to fund our planned development and exploration programs.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

If we are unable to achieve economic re-processing of minerals from our Clarkdale Slag Project, then our financial condition and our revenues will be adversely affected.

We are currently undertaking drilling and sampling activities on the Clarkdale Slag Project site in order to assess whether the slag possesses a mineral inventory capable of commercial extraction. Once the results from the drill program are fully analyzed, we intend to undertake the next steps on the project. These next steps may include more drilling, analytical work, and testing of material on a larger scale (such as a test plant). At such time that we deem appropriate, a bankable feasibility study will be undertaken. There is no assurance that actual recoveries of base and precious metals or other minerals re-processed from the slag pile will be economically feasible. If metal recoveries are less than projected, then our metal sales will be less than anticipated and may not equal or exceed the cost of mining and recovery in which case our operating results and financial conditions will be adversely affected.

As we undertake exploration of the Searchlight Claims, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.

There are several governmental regulations that materially restrict mineral exploration. We will be subject to the laws of the State of Nevada and applicable federal laws as we carry out our exploration program on the Searchlight Claims. We are required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. While our planned exploration program budgets for regulatory compliance, there is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program.

If we become subject to increased environmental laws and regulation, our operating expenses may increase.

Our development and production operations are regulated by both US Federal and Nevada and Arizona state environmental laws that relate to the protection of air and water quality, hazardous waste management and mine reclamation. These regulations will impose operating costs on us. If the regulatory environment for our operations changes in a manner that increases costs of compliance and reclamation, then our operating expenses would increase with the result that our financial condition and operating results would be adversely affected.

We have no known mineral reserves and if we cannot find any, we will have to cease operations.

We have no mineral reserves. Mineral exploration is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability is subject to further risks including:

-

Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;

-	Availability and costs of financing;
-	Ongoing costs of production; and
-	Environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near the Searchlight Claims, the success of our drilling and sampling activities on the Clarkdale Slag Project and such other factors as government regulations, including regulations relating to allowable production, exporting of minerals, and environmental protection. If we do not find a mineral reserve or define a mineral inventory containing gold, silver, copper, zinc or iron or if we cannot explore the mineral reserve, either because we do not have the money to do it or because it will not be economically feasible to do it, we will have to cease operations and you will lose your investment.

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated cost of our exploration program.

There are several governmental regulations that materially restrict mineral exploration. We are required to obtain work permits, post bonds and perform remediation work for any physical disturbance to the land in order to comply with these laws. If we enter the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

(a)	Water discharge will have to meet drinking water standards;

(b)	Dust generation will have to be minimal or otherwise re-mediated;

(c)	Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

(d)	An assessment of all material to be left on the surface will need to be environmentally benign;

(e)	Ground water will have to be monitored for any potential contaminants;

(f)	The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

(g)	There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

There is a risk that new regulations could increase our costs of doing business and prevent us from carrying out our exploration program. We will also have to sustain the cost of reclamation and environmental remediation for all exploration work undertaken. Both reclamation and environmental remediation refer to putting disturbed ground back as close to its original state as possible. Other potential pollution or damage must be cleaned-up and renewed along standard guidelines outlined in the usual permits. Reclamation is the process of bringing the land back to its natural state after completion of exploration activities. Environmental remediation refers to the physical activity of taking steps to remediate, or remedy, any environmental damage caused. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work program. If remediation costs exceed our cash reserves we may be unable to complete our exploration program and have to abandon our operations. See “Description of Business - Compliance with Government Regulation”, below.

We may conduct further offerings in the future in which case your shareholdings will be diluted.

Since our inception we have relied on such equity sales of our common stock to fund our operations. We may conduct further equity offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock in order to fund our business operations. If we issue additional stock, your percentage interest in us will be lower. This condition is often referred to as "dilution". The result of this could reduce the value of your stock.

Because our stock is a penny stock, stockholders will be more limited in their ability to sell their stock.

The shares offered by this prospectus constitute a penny stock under the Exchange Act. The shares will remain classified as a penny stock for the foreseeable future. The classification as a penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than having to comply with these rules, some broker-dealers will refuse to attempt to sell a penny stock. For a more detailed discussion of this issue see the section entitled “Market For Common Equity And Related Stockholder Matters,” below.

GLOSSARY OF TECHNICAL TERMS

The following defined technical terms are used in our prospectus:

Bankable Feasibility Study	A feasibility study that is prepared in such depth and detail as would be acceptable to lending institutions in the United States.

Development	The process following exploration, whereby a mineral deposit is further evaluated and prepared for production. This generally involves significant drilling and may include underground work.

Drilling

The process of boring a hole in the rock to obtain a sample for determination of metal content. "Reverse Circulation Drilling" involves chips of rock being forced back through the center of the drill pipe using air or water. "Sonic Drilling" provides highly representative, continuous core samples or any overburden formation, generally without the use of water, air or mud.

Exploration	The process of using prospecting, geological mapping, geochemical and geophysical surveys, drilling, sampling and other means to detect and perform initial evaluations of mineral deposits.

Federal Placer Claims	Mineral claims up to 160 acres, located on federal land under the U.S. Mining Law of 1872. See below definition of "Placer".

Igneous	A type of rock which has been formed by the consolidation of magma, a molten substance from the earth’s core.

Lode	Mineral in place in the host rock, as in "lode gold".

Lode Source	The lode mineral deposit from which placer minerals have been derived by erosion.

Mineral Inventory	The amount (weight or grade) of each mineral (or metal) in inventory contained in the slag pile.

Mineralization	The concentration of metals and their chemical compounds within a body of rock.

Ore

A natural mineral compound of the elements of which one at least is a metal (e.g., copper, lead, molybdenum, zinc, gold). The term is applied more loosely to all metalliferous rock and occasionally to the compounds of nonmetallic substances and industrial minerals such as, sulphur ore. In economic terms, an ore is a mineral of sufficient value as to quality and quantity that it may be mined at a profit.

Placer	Mineral, which has been separated from its host rock by natural processes

Quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.

Reserve	For the purposes of this prospectus: that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves consist of:

(1) Proven (Measured) Reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

(2) Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

SEM/EDS	Scanning Electron Microscopy/Energy Dispersive Spectroscopy

Structural	Pertaining to geologic structure.

Tails	Refuse remaining after ore (or slag) has been processed.

Vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders.

DILUTION

The common stock to be sold by the selling stockholders is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders.

SELLING SECURITY HOLDERS

The selling stockholders named in this prospectus are offering all of the 35,211,000 shares of common stock offered through this prospectus. The selling stockholders acquired the 35,211,000 shares of common stock offered through this prospectus from us in the following transactions:

1.	On June 30, 2005, we issued 1,400,000 shares to certain of the selling stockholders pursuant to mineral claim acquisition agreements with Searchlight dated February 8, 2005;

2.

On September 2, 2005, we completed a private placement of 3,195,000 units to a total of 38 purchasers at a price of $0.50 per unit, with each unit consisting of one share of our common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of our common stock at a price of $1.25 per share for a period of nine months following closing, in a private placement that was exempt from registration under Regulation S of the Securities Act (the “Canadian Private Placement”). As adjusted to reflect a two for one forward stock split effected on September 30, 2005 subscribers of the Canadian Private Placement received 6,390,000 units;

3.

On September 6, 2005, we completed a private placement of 230,000 units to a total of 3 purchasers at a price of $0.50 per unit, with each unit consisting of one share of our common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of our common stock at a price of $1.25 per share in a private placement to accredited investors that was exempt from registration under Regulation D of the Securities Act (the “US Private Placement”). As adjusted to reflect a two for one forward stock split effected on September 30, 2005, subscribers of the US Private Placement received 460,000 units;

4.

On September 7, 2005, we completed a private placement of 2,700,000 units to a total of 3 purchasers at a price of $0.50 per unit, with each unit consisting of one share of our common stock and one half of one share purchase warrant entitling the stockholder to purchase an additional share of our common stock at a price of $1.25 per share in a private placement that was exempt from registration under Regulation S of the Securities Act (the “European Private Placement”). As adjusted to reflect a two for one forward stock split effected on September 30, 2005, subscribers of the European Private Placement received 5,400,000 units;

5.

On January 18, 2006, we completed a private placement of 39 units to a total of 28 purchasers at a price of $45,000 per unit, with each unit consisting of 100,000 shares of our common stock and share purchase warrants entitling the stockholder to purchase 100,000 additional shares of our common stock at a price of

$0.65 per share in a private placement to accredited investors that was exempt from registration under Regulation D of the Securities Act (the “Second US Private Placement”);

6.

We issued warrants pursuant to Regulation S of the Securities Act to Dominick & Dominick Securities Inc. (“Dominick”) for services provided in connection with the Canadian Private Placement. The 639,000 shares and 319,500 additional shares acquirable on exercise of the unit warrants issued to Dominick are included in the total number of securities being registered;

7.

We issued warrants pursuant to Regulation S of the Securities Act to Clarion Finanz AG (“Clarion”) for services provided in connection with the European Private Placement. The 540,000 shares and 270,000 additional shares acquirable on exercise of the unit warrants issued to Clarion are included in the total number of securities being registered;

8.

On January 18, 2006, we issued warrants pursuant to Regulation D of the Securities Act to S&P Investors, Inc. (“S&P”) for services provided in connection with the Second US Private Placement. The 390,000 shares acquirable on exercise of the warrants issued to S&P are included in the total number of securities being registered;

9.	On January 31, 2006 certain of the selling stockholders acquired 3,640,000 shares of our common stock from K. Ian Matheson; and

10.

On February 9, 2006, we issued to each placee in the Canadian Private Placement, the US Private Placement and the European Private Placement (together the “Private Placements”) one non-transferable warrant (a “Penalty Unit”) exercisable into 10% of the units issued in the Private Placements for no additional consideration if a Registration Statement on Form SB-2 (the “Registration Statement”) registering the resale of the units was not declared effective by the United States Securities and Exchange Commission (the “SEC”) on or before the day that is four months and one day after the closing of each of the Private Placements (the “Filing Deadline”). Our Registration Statement was not declared effective by the SEC before the Filing Deadline and the Penalty Units were deemed exercised as of the following dates: January 3, 2006 for the Canadian Private Placement, January 8, 2006 for the European Private Placement and January 7, 2006 for the U.S. Private Placement. We agreed to register the resale of the shares underlying the Penalty Units and have included them in the total number of securities being registered.

The following table provides as of March 17, 2006 information regarding the beneficial ownership of our common stock held by each of the selling stockholders, including:

1.	the number of shares beneficially owned by each prior to this Offering;
2.	the total number of shares that are to be offered by each;
3.	the total number of shares that will be beneficially owned by each upon completion of the Offering;
4.	the percentage owned by each upon completion of the Offering; and
5.	the identity of the beneficial holder of any entity that owns the shares.

Name Of Selling Stockholder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares**	Additional Shares acquirable on exercise of Warrants**		Number of Shares	Percent(2)
Larry Baratz(3)(11)	287,500	100,000	387,500	Nil	*
Joseph W. Brown Trustee Brown Family Trust (3)	100,000	100,000	200,000	Nil	*
Kenneth G. Dalamora(3)	200,000	200,000	400,000	Nil	*
DMD Partners/Gregg Nagel(3)	100,000	100,000	200,000	Nil	*
Chris Glynn(3)	100,000	100,000	200,000	Nil	*

Name Of Selling Stockholder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares**	Additional Shares acquirable on exercise of Warrants**		Number of Shares	Percent(2)
James W. Harpel(3)	300,000	300,000	600,000	Nil	*
Hebrides LP(3)	400,000	400,000	800,000	Nil	*
Michael A. Kellogg(3)	100,000	100,000	200,000	Nil	*
Charles A. Knight(3)	100,000	100,000	200,000	Nil	*
James B. Knight(3)	100,000	100,000	200,000	Nil	*
Brian W. Lawrence Living Trust Ltd.(3)	200,000	200,000	400,000	Nil	*
Brian W. Lawrence (5)(6)	330,000	350,000	680,000	Nil	*
Bruce E. Lazier(3)(6)	200,000	500,000	700,000	Nil	*
Billie W. Maine(3)	100,000	100,000	200,000	Nil	*
Craigen L.T. Maine, Trustee FBO Maine Rev. Family Trust (3)	100,000	100,000	200,000	Nil	*
Dalton Maine(3)	100,000	100,000	200,000	Nil	*
Timmie Maine Miller(3)	100,000	100,000	200,000	Nil	*
Martin Oring(3)	100,000	100,000	200,000	Nil	*
Jimmie L. Porter Jr.(3)	100,000	100,000	200,000	Nil	*
Mary Shaver(3)	100,000	100,000	200,000	Nil	*
Jerry and Stephanie Stern Family Trust (3)	100,000	100,000	200,000	Nil	*
Kenneth Sutherland(3)	100,000	100,000	200,000	Nil	*
John P. Tatum(3)	100,000	100,000	200,000	Nil	*
Richard B. Trull Family Trust Richard B. Trull Trustee (3)	100,000	100,000	200,000	Nil	*
Brian Werdesheim and Janelle Werdesheim Revocable Family Trust (3)	100,000	100,000	200,000	Nil	*
Jeffrey L. Werdesheim(3)	100,000	100,000	200,000	Nil	*
Richard J. Werdesheim and Lynne Werdesheim TTEES FBO Werdesheim Family Trust DTD 10-14-86(3)	200,000	200,000	400,000	Nil	*
WES-TEX Drilling Company, L.P.(3)(12)	100,000	100,000	200,000	Nil	*
Donald Wohl(3)	300,000	300,000	600,000	Nil	*
Avonlea Ventures Inc.(4)	220,000	110,000	330,000	Nil	*
Robert Crosbie (4)	660,000	330,000	990,000	Nil	*
Patrick Dean Burns(4)	88,000	44,000	132,000	Nil	*
Joe Wolfe(4)	220,000	110,000	330,000	Nil	*
Bob Edwards(4)	110,000	55,000	165,000	Nil	*
Galaxy Players Ltd(4)	220,000	110,000	330,000	Nil	*
Theresa Garthwaite(4)	44,000	22,000	66,000	Nil	*
Patrick Power(4)(6)	148,000	44,000	192,000	Nil	*
Robert M. Franklin(4)	220,000	110,000	330,000	Nil	*
Robocheyne Consulting(4)(6)	660,000	515,000	1,175,000	Nil	*
Isla Steinberg(4)	110,000	55,000	165,000	Nil	*

Name Of Selling Stockholder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares**	Additional Shares acquirable on exercise of Warrants**		Number of Shares	Percent(2)
Robert Donaldson(4)	110,000	55,000	165,000	Nil	*
Robert Sellars(4)	110,000	55,000	165,000	Nil	*
John Panneton(4)	220,000	110,000	330,000	Nil	*
Sharon Sandler(4)	110,000	55,000	165,000	Nil	*
Stephen Sharpe(4)	440,000	220,000	660,000	Nil	*
Sam Freeman(4)	440,000	220,000	660,000	Nil	*
Joshua Markle(4)	22,000	11,000	33,000	Nil	*
Chantel Markle(4)	22,000	11,000	33,000	Nil	*
Korine Markle(4)	22,000	11,000	33,000	Nil	*
Phyllis Markle(4)	44,000	22,000	66,000	Nil	*
Grant Block(4)	44,000	22,000	66,000	Nil	*
Paul Bragg(4)	88,000	44,000	132,000	Nil	*
Daryl S. Brooks(4)	88,000	44,000	132,000	Nil	*
Gary W. Hatch(4)	132,000	66,000	198,000	Nil	*
George R. Hatch(4)(11)	678,000	264,000	942,000	Nil	*
Michael E. Hatch(4)	44,000	22,000	66,000	Nil	*
Larry Hill(4)	264,000	132,000	396,000	Nil	*
Donald McKay(4)	44,000	22,000	66,000	Nil	*
Michael Medjuck(4)	330,000	165,000	495,000	Nil	*
Reza Nazarinia(4)	110,000	55,000	165,000	Nil	*
Wilson Ho-Yin Ng(4)	44,000	22,000	66,000	Nil	*
Thomas O'Neill Management Corp.(4)	55,000	27,500	82,500	Nil	*
Sandy Sereda(4)	220,000	110,000	330,000	Nil	*
Lesley Diana(4)	88,000	44,000	132,000	Nil	*
Shirley Hunter(4)	440,000	220,000	660,000	Nil	*
Timothy C. Mitchell(4)	220,000	110,000	330,000	Nil	*
0733480 BC Ltd.(4)(13)	110,000	55,000	165,000	Nil	*
Stephen S. Lawrence(5)	88,000	44,000	132,000	Nil	*
Coates Levine 1999 Trust(5)	88,000	44,000	132,000	Nil	*
Centrum Bank AG(6)	3,256,000	1,628,000	4,884,000	Nil	*
Bank Sal. Oppenheim Jr. & Cie (Switzerland) Limited (6)	1,144,000	572,000	1,716,000	Nil	*
Graham Hughes(6)	60,000	30,000	90,000	Nil
Kahala Financial Corp.(6)(14)	990,200	35,000	1,025,200	Nil	*
Derek Van Laare(6)	1,210,000	35,000	1,245,000	Nil	*
Dominick & Dominick Securities Inc.(7)	0	958,500	958,500	Nil	*
Clarion Finanz AG(8)	0	810,000	810,000	2,000,000	3.4%
S&P Investors, Inc.(9)	0	390,000	390,000	Nil	*
Kiminco Inc.(10)(15)	35,000	0	35,000	Nil	*

Name Of Selling Stockholder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares**	Additional Shares acquirable on exercise of Warrants**		Number of Shares	Percent(2)
Pass Minerals Inc.(10)(16)	52,500	0	52,500	Nil	*
P.V.B. Metals Inc.(10)	35,000	0	35,000	Nil	*
P.V.S. Minerals Inc.(10)	35,000	0	35,000	Nil	*
Debra Matheson(10)(17)	35,000	0	35,000	1,150,002	2.0%
P.V.H. Placers Inc.(10)	35,000	0	35,000	Nil	*
Silver Mesa Mining Inc.(10)	35,000	0	35,000	Nil	*
Pilot Plant Inc.(10)(11)	795,000	0	795,000	Nil	*
Bear Dog Mines Inc.(10)	70,000	0	70,000	Nil	*
Gold Hunter Inc.(10)	70,000	0	70,000	Nil	*
Michael D. Anderson(10)	52,500	0	52,500	Nil	*
Farrell Drozd(10)	17,500	0	17,500	Nil	*
Michael I. Matheson(10)(18)	17,500	0	17,500	Nil	*
Britti Gold Inc.(10)	70,000	0	70,000	Nil	*
Geosearch Inc.(10)(20)	35,000	0	35,000	Nil	*
Geotech Mining Inc.(10)(20)	35,000	0	35,000	Nil	*
Patrick B. Matheson(10)(18)	35,000	0	35,000	Nil	*
Gold Crown Minerals Inc.(10)	140,000	0	140,000	Nil	*
Douglas Birnie(11)	200,000	0	200,000	Nil	*
Crown Growth Partners II, LP(11)	75,000	0	75,000	Nil	*
Charles Bart Johnson(11)	100,000	0	100,000	Nil	*
Karen Campbell (11)	10,000	0	10,000	Nil	*
Stewart R. Gable(11)	50,000	0	50,000	Nil	*
Chester L. Gentry(11)	74,800	0	74,800	Nil	*
Andrew Dall(11)	50,000	0	50,000	Nil	*
Craigen L.T. Maine(11)	200,000	0	200,000	Nil	*
Robert D. McDougal(11)	200,000	0	200,000	529,114	*
Nicole Reimens Van Laare(11)	400,000	0	400,000	Nil	*
Stonefly Partners L.P. (11)	150,000	0	150,000	Nil	*
Donna Popich(11)	400,000	0	400,000	Nil	*
Donald Tuck(11)	50,000	0	50,000	Nil	*
John Rosendaal(11)	100,000	0	100,000	Nil	*
Jerry Rubin(11)	62,500	0	62,500	Nil	*
Richard J. Werdesheim(11)	200,000	0	200,000	Nil	*
Total	22,415,000	12,796,000	35,211,000	1,679,116	5.4%
Notes
*	Represents less than 1%
**	As adjusted to reflect a two for one forward stock split effected on September 30, 2005.
(1)

The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.
(2)

Applicable percentage of ownership is based on 57,275,000 common shares outstanding as of March 17, 2006, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(3)

Consists of shares and warrants issued to US accredited investors pursuant to the private placement completed on January 18, 2006 at a price of $45,000 per unit, with each unit consisting of 100,000 shares of our common stock and share purchase warrants entitling the stockholder to purchase 100,000 additional shares of our common stock at a price of $0.65 per share.

(4)

Consists of shares and warrants issued to Canadian accredited investors pursuant to the private placement completed on September 2, 2005 at a price of $0.25 per unit (post-split), with each unit consisting of one share of our common stock and one half of one share purchase warrant with each full warrant entitling the stockholder to purchase two additional shares of our common stock at a price of $0.625 (post-split) for a period of nine months following closing.

(5)

Consists of shares and warrants issued to US accredited investors pursuant to the private placement completed on September 6, 2005 at a price of $0.25 per unit (post-split), with each unit consisting of one share of our common stock and one half of one share purchase warrant with each full warrant entitling the stockholder to purchase two additional shares of our common stock at a price of $0.625 (post-split) for a period of nine months following closing.

(6)

Consists of shares and warrants issued to European investors pursuant to the private placement completed on September 7, 2005 at a price of $0.25 per unit (post-split), with each unit consisting of one share of our common stock and one half of one share purchase warrant with each full warrant entitling the stockholder to purchase two additional shares of our common stock at a price of $0.625 (post-split) for a period of nine months following closing.

(7)	Consists of warrants issued pursuant to Regulation S of the Securities Act to Dominick & Dominick Securities Inc. for services provided in connection with the Canadian Private Placement.
(8)	Consists of warrants issued pursuant to Regulation S of the Securities Act to Clarion Finanz AG for services provided in connection with the European Private Placement.
(9)	Consists of warrants issued pursuant to Regulation D of the Securities Act to S&P Investors, Inc. for services provided in connection with the Second US Private Placement.
(10)

We issued 1,400,000 shares issued to certain selling stockholders pursuant to an agreement between Searchlight and certain of the selling stockholders dated February 8, 2005 for the acquisition of the Searchlight Claims, see “Acquisition of Searchlight Claims” below. Kiminco Inc., Pass Minerals Inc. and Gold Crown Minerals Inc. are private Nevada corporations which are controlled by or in common control with K. Ian Matheson.

(11)	Includes shares transferred from K. Ian Matheson pursuant to applicable securities exemptions.
(12)	WES-TEX Drilling Company, L.P. is a limited partnership of which Dewayne Chitwood is the general partner.
(13)	0733480 BC Ltd. is a private British Columbia company controlled by Devre Sharpe.
(14)	Kahala Financial Corp. is a private company controlled by Richard Donaldson.
(15)	Kiminco Inc. is a private Nevada corporation controlled by K. Ian Matheson.
(16)	Pass Minerals Inc. is a private Nevada corporation controlled by K. Ian Matheson.
(17)	Debra Matheson is the spouse of K. Ian Matheson.
(18)	Michael Matheson and Patrick Matheson are sons of K. Ian Matheson.
(19)	Robert D. McDougal is a director of Searchlight.
(20)

Geotech Mining Inc. and Geosearch Inc. are private Nevada corporations controlled by Charles Ager and Mrs. Ager, respectively, who are the parents of Carl Ager, our Secretary, Treasurer, Chief Financial Officers and a member of our board of directors.

Other than as described above, none of the selling stockholders:

(i)	has had a material relationship with us other than as a stockholder at any time within the past three years; or

(ii)	has ever been one of our officers or directors.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders. We will pay all expenses in connection with the registration of the common shares being sold by the selling stockholders, except for the fees and expenses of any counsel and other advisors that any selling stockholders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares. We will not receive any of the proceeds of the sale of the shares offered by the selling stockholders.

The selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of Searchlight in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders to the public in transactions on the Over the Counter Bulletin Board or on any exchange where Searchlight's common shares may be traded or in privately negotiated transactions. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

1.	On such public markets as the common stock may from time to time be trading;
2.	In privately negotiated transactions; and
3.	In any combination of these methods of distribution.

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling shareholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

All expenses of the registration statement, including, but not limited to, legal, accounting, printing and mailing fees are and will be borne by us. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the common shares will be borne by the selling stockholders, the purchasers participating in such transaction, or both.

The selling stockholders named in this prospectus must comply with the requirements of the Securities Act and the Exchange Act in the offer and sale of the common stock. The selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act in connection with such sales. In particular, during such times as the selling stockholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

1.	Not engage in any stabilization activities in connection with our common stock;
2.	Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and
3.	Not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

If an underwriter is selected in connection with this offering, an amendment will be filed to identify the underwriter, disclose the arrangements with the underwriter, and we will file the underwriting agreement as an exhibit to this prospectus.

The selling stockholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while such Selling Stockholder is distributing shares covered by this prospectus. Accordingly, the selling stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The selling stockholders are advised that if a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then, to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the SEC.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

We are required by NRS 78.090 to maintain a resident agent in the State of Nevada. Our resident agent for this purpose is Camlex Management (Nevada) Inc. of 8275 S. Eastern Avenue, Suite 200, Las Vegas, NV 89123. All legal process and any demand or notice authorized by law to be served upon us may be served upon our resident agent in the State of Nevada in the manner provided in subsection 2 of NRS 14.020.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our executive officers and directors and their respective ages and titles as of March 17, 2006 are as follows:

NAME AND ADDRESS OF DIRECTOR/OFFICER	AGE	POSITION
Ian R. McNeil #120 - 2441 West Horizon Ridge Parkway, Henderson, Nevada, 89052	34	Director, CEO and President
Carl S. Ager #120 - 2441 West Horizon Ridge Parkway, Henderson, Nevada, 89052	31	Director, CFO, Secretary and Treasurer
Robert D. McDougal #120 - 2441 West Horizon Ridge Parkway, Henderson, Nevada, 89052	73	Director
K. Ian Matheson 2215 Lucerne Circle, Henderson, Nevada, 89014	65	Director

Set forth below is a brief description of the background and business experience of our executive officers and directors for the past five years:

Carl S. Ager. Mr. Ager is a member of our board of directors and our Chief Financial Officer, Secretary and Treasurer. In 1997, Mr. Ager obtained his Bachelor of Applied Sciences – Engineering Geophysics degree from Queen’s University in Kingston, Ontario. Since January, 2003, Mr. Ager has been President of CSA Management Corp, a private Nevada corporation which provides consulting services to mineral exploration companies. Mr. Ager has also served as Vice President of Nanominerals Corp since June 2003.

Ian R. McNeil. Mr. McNeil is a member of our board of directors and our CEO and President. Mr. McNeil has been involved in starting his own businesses and has worked in executive positions for both large and small companies. Since June of 2003, Mr. McNeil has been president of Nanominerals Corp. Mr. McNeil graduated with a Bachelor of Commerce degree from the University of Victoria in 1996.

K. Ian Matheson. Mr. Matheson has been a member of our board of directors since February 10, 2005. Mr. Matheson has been a director and President of the following Nevada private companies that have been involved in the research and development of precious metals in the southern Nevada area: Pilot Plant Inc. (since May 1, 2003); Pass Minerals Inc. (since August 15, 1995) and Kiminco Inc. (since June 26, 1995). Mr. Matheson earned a Bachelor of Commerce degree from the University of British Columbia in 1963. In 1964 and 1965 he attended McGill University in Montreal, Quebec where he earned a degree as a Chartered Accountant at the Quebec Institute of Chartered Accountants. He was admitted into the British Columbia Institute of Chartered Accountants in 1965. From 1965 to

1967 he worked as a Chartered Accountant with Coopers and Lybrands in Vancouver, BC. He is presently a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.

Robert D. McDougal. Mr. McDougal is a member of our board of directors. He is a Certified Public Accountant. He began practicing public accounting in 1973 and established his own practice in 1981. The major portion of the practice is with mining and mining related clients including public companies, private companies’ partnerships and individuals. He was a Director and Officer of GEXA Gold Corporation, a publicly traded mining company, from 1985 to 2001. Mr. McDougal was one of the founders of Millennium Mining Corporation which has been merged into Gold Summit Corporation, a publicly traded company. He is the managing partner of GM Squared, LLC, which holds numerous mining claims. He served on the Nevada Society of Certified Public Accountants Committee on Natural Resources for seven years, four years as chairman. Prior to this time Mr. McDougal spend 20 years in the United States Air Force, retiring with the rank of Major.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Committees of the Board Of Directors

Other than as described below, we do not have any committees.

Audit Committee

We have an audit committee and audit committee charter. Our audit committee is presently comprised of Carl S. Ager, Ian R. McNeil and Robert D. McDougal. A copy of Searchlight’s audit committee charter was filed as an exhibit with to Searchlight’s Form 10-KSB for the year ended December 31, 2003. Searchlight’s audit committee is responsible for: (1) selection and oversight of its independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by Searchlight’s employees of concerns regarding accounting and auditing matters; (4) engaging outside advisors; and, (5) funding for the outside auditory and any outside advisors engagement by the audit committee.

Disclosure Committee and Charter

Searchlight has a disclosure committee and disclosure committee charter. Searchlight’s disclosure committee is presently comprised of Carl S. Ager, Ian R. McNeil and Robert D. McDougal. A copy of the disclosure committee charter was filed as an exhibit to Searchlight’s Form 10-KSB for the year ended December 31, 2003. The purpose of the committee is to provide assistance to the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibilities regarding the identification and disclosure of material information about Searchlight and the accuracy, completeness and timeliness of its financial reports.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain summary information concerning the compensation paid or accrued for each of Searchlight’s last three completed fiscal years to Searchlight’s Chief Executive Officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2005, the end of Searchlight’s last completed fiscal year) (the “Named Executive Officers”). Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENTAGE OF COMMON STOCK(1)
DIRECTORS AND OFFICERS
Common Stock	K. Ian Matheson Director 2215 Lucerne Circle Henderson, NV 89014	13,602,504(2) Direct and Indirect	18.8%
Common Stock	Ian R. McNeil Chief Executive Officer, President Director #120 - 2441 West Horizon Ridge Parkway, Henderson, NV 89052	907,594(5) Direct	1.57%
Common Stock	Carl S. Ager Chief Financial Officer, Secretary, Treasurer Director #120 - 2441 West Horizon Ridge Parkway, Henderson, NV 89052	907,594 (6) Direct	1.57%
Common Stock	Robert D. McDougal Director #120 - 2441 West Horizon Ridge Parkway, Henderson, NV 89052	729,114(7) Direct	1.26%
Common Stock	All Officers and Directors as a Group (4 persons)	16,146,806(2) Direct	24%
HOLDERS OF MORE THAN 5% OF OUR COMMON STOCK
Common Stock	K. Ian Matheson Director 2215 Lucerne Circle Henderson, NV 89014	13,602,504(2) Direct and Indirect	18.8%
Common Stock	Nanominerals Corp. 3500 Lakeside Court, Suite 206 Reno, NV 89509	16,000,000 Direct(3)	27.9%
Common Stock	Centrum Bank AG Kirchstrasse 3, Postfach 1168 FL-9490 Vaduz, Liechtenstein	4,884,000(4) Direct	8.29%

*	Less than 1%.
(1)

Applicable percentage of ownership is based on 57,275,000 common shares outstanding as of March 17, 2006, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)

Includes 3,891,252 shares held directly by K. Ian Matheson, 1,281,252 shares held by Mr. Matheson’s spouse and related companies, a warrant to purchase an additional 8,000,000 shares of Searchlight and incentive stock options to purchase an additional 500,000 shares of Searchlight exercisable within 60 days of the date hereof.

(3)	Nanominerals is a private Nevada corporation, Ian R. McNeil and Carl S. Ager are each directors and officers of Nanominerals and each holds 17% of the outstanding common stock of Nanominerals.
(4)

Consists of 3,256,000 shares and 1,628,000 warrants to purchase additional shares of our common stock that can be acquired by the Centrum Bank AG upon exercise of Warrants held by Centrum Bank AG within 60 days of the date hereof.

(5)	Consists of 407,594 shares held directly by Ian R. McNeil and options to acquire an additional 500,000 shares of our common stock exercisable within 60 days of the date hereof.
(6)	Consists of 407,594 shares held directly by Carl S. Ager and options to acquire an additional 500,000 shares of our common stock exercisable within 60 days of the date hereof.
(7)	Consists of 229,114 shares held directly by Robert D. McDougal and options to acquire an additional 500,000 shares of our common stock exercisable within 60 days of the date hereof.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 400,000,000 shares of common stock, with a par value of $0.001 per share. As of March 17, 2006 there were 57,275,000 shares of our common stock issued and outstanding that are held of record by one hundred forty two (142) registered stockholders.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of a majority of our common stock outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor. See "Dividend Policy”.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up of our company, the holders of shares of our common stock will be entitled to receive pro rata all assets of our company available for distribution to such holders.

In the event of any merger or consolidation of our company with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Nevada Anti-Takeover laws

Nevada Revised Statutes sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. Our articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in our company or any of its parents or subsidiaries. Nor was any such person connected with our company or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

EXPERTS

O’Neill Law Group PLLC has assisted us in the preparation of this prospectus and registration statement and will provide counsel with respect to other legal matters concerning the registration and offering of the common stock.

Manning Elliott LLP, Chartered Accountants (“Manning Elliott”), have audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in their audit report. Manning Elliott has presented their report with respect to our audited financial statements. The report of Manning Elliott is included in reliance upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

ORGANIZATION WITHIN LAST FIVE YEARS

Searchlight was incorporated on January 12, 1999 pursuant to the laws of the State of Nevada under the name “L.C.M. Equity, Inc.” (“LCM”). From 1999 to 2005, Searchlight operated primarily as a biotechnology research and development company with its headquarters in Canada and an office in the UK. On November 2, 2001, LCM entered into an acquisition agreement with Regma Bio Technologies, Ltd. ("Regma") pursuant to which Regma entered into a reverse merger with LCM with the surviving entity named “Regma Bio Technologies Limited”. On February 2, 2004, we changed our name to “Phage Genomics, Inc.”

On June 30, 2005, we approved the issuance of 700,000 (pre-split) shares of our common stock to 18 mineral claim owners in connection with the Option Agreements dated February 8, 2005 among us and the mineral claim owners. Among the claim owners receiving the 700,000 (pre-split) shares was Debra Matheson, the spouse of K. Ian Matheson received 17,500 shares, Pass Minerals Inc., a company controlled by Mr. Matheson received 26,250 shares, Kiminco Inc., a company controlled by Mr. Matheson received 17,500 shares, Gold Crown Minerals Inc., a company controlled by Mr. Matheson received 70,000 shares, Geosearch Inc. and Geotech Mining Inc. each received 35,000 shares, both companies are controlled by Charles Ager who is the father of Carl Ager.

In February, 2005, we announced the reorganization of Searchlight from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with Searchlight’s reorganization, we entered into mineral option agreements to acquire an interest in the Searchlight Claims. Also in connection with Searchlight’s corporate restructuring, our board of directors approved a change of Searchlight’s name to "Searchlight Minerals Corp.”. The name was changed to “Searchlight Minerals Corp.” effective June 23, 2005.

K. Ian Matheson, a member of our board of directors, is a promoter of Searchlight. In connection with our corporate restructuring we agreed to pay a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson, for management services provided regarding the reorganization of Searchlight and the development of assaying and testing procedures for the Searchlight Claims. See “Certain Relationships and Related Transactions”, below.

Nanominerals Corp.

Nanominerals Corp. (“NMC”) is a private Nevada corporation principally engaged in the business of mineral exploration and development. NMC presently holds 27.9% of our issued and outstanding shares of common stock. Two of our directors Carl S. Ager and Ian R. McNeil, are officers and stockholders of NMC. Messrs. Ager and McNeil each hold 1,000,000 shares of the issued and outstanding common stock of NMC, representing an aggregate of 35% of the outstanding common stock of NMC. Pursuant to the terms of the Assignment Agreement, in consideration of the assignment of NMC’s rights in the Clarkdale Slag Project to Searchlight, Searchlight agreed, among other things to pay NMC $690,000 in respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement and issue to NMC or its designates, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share. Searchlight issued to NMC a warrant (the “Warrants”) to purchase 10,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933. The Warrants are restricted securities as defined in the Securities Act. The Warrants were subsequently transferred by NMC. The issuance was made to NMC whose principals are sophisticated investors, and through its relationship with Searchlight was in a position of access to relevant and material information regarding Searchlight’s operations. Carl S. Ager and Ian R. McNeil by virtue of their positions in Searchlight and NMC may be considered promoters of Searchlight.

DESCRIPTION OF BUSINESS

Introduction

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We have entered into mineral option agreements to acquire an interest in 20 mineral claims (the “Searchlight Claims”) representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada. On October 24, 2005, we acquired an interest in a joint venture agreement (the “JV Agreement”) dated May 20, 2005 between Nanominerals Corp. and Verde River Iron Company, LLC, a Nevada limited liability company (“Verde”) pursuant to which we have the option to acquire up to 50% of the Clarkdale Slag Project. The JV Agreement was entered into for the purpose of funding the processing of a copper smelter slag pile located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona (the “Clarkdale Slag Project”). The slag contained on the Clarkdale Slag Project site was produced as smelter rejects from prior processing of copper from 1915-1952. Upon completion of a drilling and sampling program to determine if the project is feasible, we intend to re-process the slag pile using an extraction process developed using industry standard metallurgy. We acquired our interest in the Clarkdale Slag Project pursuant to an assignment agreement with Nanominerals Corp. dated for reference June 1, 2005, as amended August 31, 2005 and October 24, 2005, pursuant to which Nanominerals assigned all of its interest in the JV Agreement to us.

We have not earned any revenues to date and do not anticipate earning revenues until such time as we enter into commercial production of our mineral properties. Our current plan of operation is to conduct mineral exploration activities on the Searchlight Claims in order to assess whether they possess mineral reserves capable of commercial extraction and drilling and sampling activities on the Clarkdale Slag Project site in order to assess whether the slag possesses a mineral inventory capable of commercial extraction. The agreements pursuant to which we acquired our interests in the Searchlight Claims and Clarkdale Slag Project provide that we must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute Searchlight’s share of ongoing expenditures. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in those properties.

Corporate History

Searchlight was incorporated on January 12, 1999 pursuant to the laws of the State of Nevada under the name L.C.M. Equity, Inc. (“LCM”). From 1999 to 2005 Searchlight operated primarily as a biotechnology research and development company with its headquarters in Canada and an office in the UK. On November 2, 2001, LCM entered into an acquisition agreement with Regma Bio Technologies, Ltd. ("Regma") pursuant to which Regma entered into a reverse merger with LCM with the surviving entity named “Regma Bio Technologies Limited”. On February 2, 2004 we changed our name to “Phage Genomics, Inc.”. In February, 2005, we announced the reorganization of Searchlight from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with Searchlight’s reorganization we entered into mineral option agreements to acquire an interest in the Searchlight Claims. Also in connection with Searchlight’s corporate restructuring, our board of directors approved a change of Searchlight’s name to "Searchlight Minerals Corp.” The name was changed to “Searchlight Minerals Corp.” effective June 23, 2005.

Searchlight and Clarkdale Projects

We hold interests in two mineral projects, as described below:

1.	our Searchlight Claims; and

2.	our Clarkdale Slag Project.

Our plan of operation for each of our groups of mineral properties is discussed below:

Searchlight Claims

The properties comprising the Searchlight Claims and our exploration, mining and development activities on the Searchlight Claims are discussed in detail under the heading “Description of Properties” in this prospectus.

Our current plan of operation is to conduct mineral exploration activities on the Searchlight Claims in order to assess whether they possess mineral reserves capable of commercial extraction. The agreements pursuant to which we acquired our interests in the Searchlight Claims provide that we must make a series of stock and lease payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute Searchlight’s share of ongoing expenditures. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in those properties.

We have developed an exploration work program for the Searchlight Project. We filed a surety bond in the amount of $27,528 for Phase I and $153,031 for Phase II with the Bureau of Land Management, and have commenced the two phase exploration program approved in connection with the terms of our reclamation permit, see “Searchlight Project and Reclamation Permit”, below. During the quarter ended September 30, 2005, metallurgical studies have been performed on the Searchlight Project site. Chain of custody (COC) surface samples and bulk samples (6 tons) have been taken from the project area by Arrakis, Inc. Metallurgical and analytical analysis on the samples has begun and results are expected in the second quarter of 2006. Once the results from the aforementioned analysis are reviewed, the next steps on the project will begin. These steps may include a drilling program on the claim area (we are permitted for 18 drill holes), more bulk testing (we are permitted for a 36 acre pit), surface sampling, and metallurgical analysis.

Clarkdale Slag Project

The properties comprising our Clarkdale Slag project are discussed in detail under the heading “Description of Properties” in this prospectus. Our current plan of operation is to conduct drilling and sampling activities on the slag pile located on the Clarkdale Slag Project site in order to assess whether the slag possesses mineral inventory capable of commercial extraction. In the fall of 2005, drilling commenced on the Clarkdale Slag Project under the chain-of-custody (COC) of Mountain States R&D International Inc. (“MSRDI”). A total of 9 holes and 675 feet were drilled. Sample preparation and analysis of the initial drill hole material has begun and is also being done under COC by MSRDI. See “Description of Property – Clarkdale Slag Project - Current Status of Exploration of Clarkdale Slag Project”, below.

Once the results from the drill program are fully analyzed, planning for the next steps on the project will begin. These next steps may include more drilling, analytical work, and testing of material on a larger scale (such as a test plant). At such time that we deem appropriate, a bankable feasibility study will be undertaken.

Competition

We are an exploration stage company. We compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration and development companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Research and Development Expenditures

We have expended $1,090,522 on our exploration programs on the Searchlight Project and Clarkdale Slag Project as of the date of this prospectus. Since our inception we have expended a total of $1,900,095 on research and development activities.

Subsidiaries

We have no operating subsidiaries.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.

Compliance with Government Regulation

Our Searchlight Claims are comprised of non-patented placer mining claims located on federal land managed by the U.S. Bureau of Land Management. Mining activities on the Searchlight Claims must be carried out in accordance with a permit issued by the Bureau of Land Management. Mining activities on the Searchlight Claims are currently being carried out under a permit approved by the Bureau of Land Management under a 2005 plan of operation for mining activity submitted by us to the Bureau of Land Management. See “Searchlight Project and Reclamation Permit” below.

Our operations on the Clarkdale Slag Project will also require compliance with applicable permits under Arizona State law and require some upgrade of existing facilities as the project develops. Air quality and building permits have yet to be received on the Clarkdale Slag Project. URS Corp., an international engineering company has been involved with the permitting of the project with state and local authorities.

Permit applications are submitted under a tri-agency application, and are reviewed by agencies of the State of Nevada and State of Arizona governments, including the Department of Natural Resources, the Department of Environmental Conservation, and Fish and Game. We post a reclamation bond annually in an amount required by the State of Nevada for each acre of proposed disturbance exceeding reclaimed acreage in a permit period. Presently, we have posted the appropriate bonding, and as a matter of company policy, endeavor to reclaim disturbed areas to equal or exceed any new disturbance.

Our mining operation is regulated by Mine Safety Health Administration (MSHA). MSHA inspectors periodically visit our project to monitor health and safety for the workers, and to inspect equipment and installations for code requirements. All of our workers have completed MSHA safety training and must take refresher courses annually when working on our project. A safety officer for the project is also on site.

Other regulatory requirements monitor the following:

(a)	Explosives and explosives handling.
(b)	Use and occupancy of site structures associated with mining.
(c)	Hazardous materials and waste disposal.
(d)	State Historic site preservation.
(e)	Archaeological and paleontological finds associated with mining.

Federal Claim Maintenance Fees

In order to maintain our Searchlight Claims each year we must pay a maintenance fee of $125 per claim to the Nevada State Office of the Bureau of Land Management and on November 1 of each year we must file an affidavit and Notice of Intent to Hold the claims in Clark County. We have paid the required maintenance fees and filed the affidavits required in order to extend the claims to August 31, 2006.

DESCRIPTION OF PROPERTY

We currently do not own any real property. We have a mineral interest in the two groups of properties comprising our Clarkdale Slag project and Searchlight project discussed below.

On September 6, 2005, we entered into lease agreement with Burnett & Williams, LLC, a Nevada limited liability company (“B&W”) for the lease of our head office consisting of approximately 750 square feet located at Suite 120-2441 W. horizon Ridge Parkway, Henderson NV 89052 at a rate of $3,100 per month. The lease is for a term of six months commencing September 15, 2005. The lease term is renewable at our option for a further six months on the same terms and conditions.

CLARKDALE SLAG PROJECT

Location, Access and History of Exploration

The Clarkdale Project is located at Clarkdale, Arizona, USA some 107 miles north of Phoenix and about 50 miles southwest from Flagstaff, Arizona, see Figure 1, below. The project is located at 3480’ elevation on 198.7 deeded acres of industrial zoned land near the town of Clarkdale (3600 residents). It contains the old smelter site and an estimated 30,000,000 ton slag pile of which 20,000,000 tons are available for processing pursuant to the terms of our JV Agreement. The slag was produced as smelter rejects from processing copper ores, principally from Jerome, during the period 1915-1952, when the Clarkdale smelter was one of the largest copper smelters in the world. Jerome, some 6 miles west of Clarkdale at elevation 5435’, is a historic mining district, which produced fortunes in copper extracted from massive sulfide deposits mined at Jerome (1889-1952) and smelted at both Jerome (1889-1915) and Clarkdale (1915-1952).

Improvements in technology over the last 50 years have now advanced to the point where re-processing of the slag at Clarkdale for gold, silver, copper, zinc, iron and ferro-silicates may be considered economic. What remains is to drill prove the mineral inventory and to complete a test module of the process. If the feasibility study confirms the work to date, then the joint venture expects to build a 2,000 ton per day (720,000 tons per year) extraction facility at Clarkdale. The capital requirements to complete the testing and to build and start up the operation are estimated at $31,000,000. It is expected that this facility can be expanded to 4,000 tons per day after initial production in which case it would have a minimum 15 year project life.

Figure 1 - Clarkdale Slag Project Site

Acquisition of Clarkdale Slag Project

We entered into an assignment agreement with Nanominerals Corp., a Nevada Corporation dated for reference June 1, 2005, as amended August 31, 2005 pursuant to which NMC assigned all of its interest in the JV Agreement to us. The

JV Agreement was entered into for the purpose of funding the processing of a copper smelter slag located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona.

On October 24, 2005, we entered into an amendment (the “Amended Assignment Agreement”) to the Assignment Agreement, for the purpose of clarifying Searchlight’s obligation to pay NMC a royalty equal to 5% of the Net Smelter Returns (as defined in the Amended Assignment Agreement) resulting from the processing and extraction of minerals from the Clarkdale Slag Project. Pursuant to the terms of the Amended Assignment Agreement, we completed the acquisition of all of NMC’s interest in the JV Agreement and fulfilled our obligations under the terms and conditions of the Assignment Agreement, which included the following conditions:

(a)	Repay NMC $690,000 in respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement.

(b)	Assign NMC a five percent net smelter return royalty payable from Searchlight’s share of production from the Clarkdale Slag Project.

(c)	Appoint sufficient nominees of NMC to Searchlight’s board of directors to constitute a majority of the board following execution of the Assignment Agreement.

(d)

Issue to NMC, or its designate, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share.

(e)

Provide confirmation to NMC, that Searchlight has received funds of $2,000,000 pursuant to Searchlight’s private placement offering of its securities to accredited investors in the U.S. and to accredited investors outside of the U.S.

Following our acquisition of NMC’s interest in the Clarkdale Slag Project we are presently proceeding with the joint venture with Verde, see Figure 2 – Clarkdale Joint Venture Structure, below. Under the terms of the JV Agreement, we intend to form a jointly owned limited liability operating company (“OPCO”) to pursue a four phase work program for the purpose of processing up to 2/3 or 20,000,000 tons minimum of slag from a copper smelter slag pile located at the Clarkdale Slag Project site, to extract byproducts from the slag for commercial resale. Pursuant to the terms of the JV Agreement, we have the option to earn a 50% interest in the Clarkdale Slag Project subject to the following, payments and conditions:

(a)

We are required to fund all expenditures for Phase I of the work program and we must pay $3,000,000 into OPCO’s account within 14 days of the completion of Phase I. At the time we make the $3,000,000 payment to OPCO, Verde agrees to transfer all right to process the Clarkdale Slag Project slag pile to OPCO and grant us a license to use the project site for the project.

(b)	after completion of a bankable feasibility study in Phase II, we are required to contribute $27,000,000 (“Project Funding Payment”) to OPCO within 90 days of receipt of the study.

(c)	Verde is not required to contribute any funds for project expenses.

(d)

In the event of termination by either party, provided that Phase II has been completed, Verde agreed to assign 10% of its net operating profits from the project to us until we receive an amount equal to two times the amount of our total investment in the project.

(e)

a principal of Verde, will be paid an amount of $10,000,000 from the Project Funding Payment, the Initial Payment (as further defined in the JV Agreement) and net cash flow of the project before any money is distributed to Searchlight and Verde.

Figure 2 - Clarkdale Joint Venture Structure

Clarkdale Slag Pile

The slag pile occupies approximately 45 acres and is up to 100 feet thick. Smelter records of the slag produced at Clarkdale (1915-1952) has indicated that at least three types of slag were poured onto the pile to make up the inventory of an estimated 30,000,000 tons.

The SEM data indicates that there is a variation due to the varying amount of sulfides contained within the different types of smelter sourced slag in the pile, to variations in liberation by different grinders, and to variations in the extraction processes used to report these metals. It is for all these reasons that care will be exercised in determining the extractable grade for the pile during the drilling and inventory study by the joint venture’s independent engineers.

Drilling, assaying and extraction testing of the slag pile by independent engineers is scheduled to commence in June 2005 (Phase 1 = Inventory Study). The 20,000,000 ton reserve has a project life of 28 years at 2,000 tons per day and greater than 14 years at 4,000 tons per day.

Metallurgy

Grinding, assaying, leach and extraction testing (1991-2005) of composite bulk samples from the slag pile (>200 sites) has indicated that the copper, zinc, gold and silver are readily extractable by standard known technology, see Figure 3 below. The iron is recovered by wet magnetic methods, has been tested as >90% pure iron and is saleable as “No.1 Bundles” Iron. The tails are ferro-silicates, saleable as cement additives to the local cement plant and other users.

The slag is environmentally inert and there are no known environmental issues currently at the Clarkdale site. The processing facility is expected to be zero discharge as it will recycle all water and it is expected to sell or to dispose of all products off-site. Certification of the process design and metal extraction will be determined during operation of the 2 ton per hour (tph) test module in support of the Bankable Feasibility Study (Phase 2) for a 2,000 tons per day operation at Clarkdale.

There have been a number of advances in technology over the last ten years that have made the slag pile more economically desirable, including the development of new mills capable of grinding the hard and abrasive slag found at Clarkdale. These mills use tougher ceramic components, rather than standard steel, are more cost efficient due to lower power requirements and can liberate the metals for extraction, even from tough materials such as the Clarkdale slag. Another improvement is the advancement of Ion-Exchange resin technology. Ion-Exchange resins are designated to replace current solvent extraction liquids because they are environmentally benign. These man-made collectors can selectively recover, with pin-point accuracy, specific metals and/or compounds. This eliminates the costs and environmental problems associated with previously used circuits for Copper/Zinc recovery. Use of Ion-Exchange resins is common in commercial mining operations around the world.

Figure 3 – Extraction Method

Capital Costs

The process design and equipment selection are well advanced for both an initial 2 ton per hour (test module) and a potential 2,000 ton per day (720,000 tons per year) leach and extraction plant at Clarkdale. All required buildings and services are currently available (with moderate cost upgrades) at the site. These include office, lab and processing buildings as well as road, rail, power, telephone, water, storm drain and sewage. Expansion to 4,000 tons per day is anticipated to occur as soon as practical, to be financed by Searchlight and OPCO from cash flow.

A conditional use permit has been obtained from local authorities subject to final site plan approval. Operations will require some upgrade of existing facilities as the project develops. Air quality, water quality and building permits have yet to be received. URS Corp., an international engineering company has been involved with the permitting of the Clarkdale Slag Project with state and local authorities.

The Mineral Inventory Study (Phase 1) will include drilling to verify the grade and reserves. The Bankable Feasibility Study (Phase 2) will include additional metallurgical tests and a two ton per hour test module to confirm the plant design. Once this work is completed, Construction and Start Up (Phase 3) is estimated to take one year.

Preliminary capital costs and estimated operating profits for both the initial 2,000 ton per day operation and the expansion to 4,000 ton per day operation are estimated as follows:

CAPITAL COSTS		($)
Phase 1	Property Payments	$500,000
	Mineral Inventory Study	$500,000

Phase 2	Bankable Feasibility Study	$3,000,000

Phase 3	Construction & Start Up
	Plant Construction & Related Costs	$15,200,000
	Property Payments	$6,500,000
	Working Capital	$5,300,000

	Total Capital Costs	$31,000,000

Current Status of Exploration of Clarkdale Slag Project

In the fall of 2005, drilling commenced on our Clarkdale Slag Project under chain-of-custody sampling by Mountain States R&D International Inc. (“MSRDI”). We drilled 9 holes (SD1-7, 11, 12) in the slag pile all under the supervision of MSRDI and adhered to strict chain of custody (COC). A total of 9 holes and 675 feet were drilled as part of a Minerals Inventory Study being conducted by MSRDI on our behalf. Sample preparation and analysis of the base metal results (Copper, Zinc and Iron) of the first two drill holes are provided below. These results were reported to us by MSRDI.

SD1 Drill Hole (see Figure 4)

Footage	Copper Cu (%)	Zinc Zn (%)	Iron Fe (%)

0.0 – 8.9	0.95	1.73	30.8
8.9 – 19.0	0.76	1.68	29.7
19.0 – 30.0	0.77	1.73	30.4
30.0 – 39.5	0.52	1.94	29.8
39.5 – 55.0	0.45	1.75	31.0

0.0 – 55.0 Composite	0.70	2.10	32.1

SD2 Drill Hole (see Figure 4)

Footage	Copper Cu (%)	Zinc Zn (%)	Iron Fe (%)

0.0 – 9.5	0.71	1.69	30.0
9.5 – 19.0	1.06	1.80	31.2
19.0 – 30.0	0.70	1.79	29.9
30.0 – 40.0	0.43	1.97	31.4
40.0 – 50.0	0.46	1.95	31.3
50.0 – 60.0	0.58	1.75	31.4

0.0 – 60.0 Composite	0.73	2.13	34.6

Drilling Program

We retained Dr. Richard F. Hewlett as the Project Manager for its Clarkdale Slag Project. Under the guidance of Dr. Hewlett, we contracted Mountain States R&D International Inc. of Tucson, AZ, to execute a Minerals Inventory Study. MSRDI, under the direction of its president, Dr. Roshan Bhappu will guide the Minerals Inventory Study which will include drilling the slag pile to determine grade and tonnage.

The above results are the first results reported to us from MSRDI. MSRDI used standard fusion technique in analyzing the results from the first two drill holes. Precious metal drill results analysis for SD-1 and SD-2 are expected to follow. Results from the remaining 7 drill holes including results from precious metal and base metal sample analysis are currently being prepared by MSRDI. We intend to resume the drilling program following the receipt and analysis of the first nine drill holes. Once the results from the drill program are fully analyzed, planning for the next steps on the project will begin. These next steps may include more drilling, analytical work, and testing of material on a larger scale (such as a test plant). At such time that we deem appropriate, a bankable feasibility study will be undertaken.

Figure 4 –Drilling Program Map

SEARCHLIGHT CLAIMS

Location, Access and History of Exploration

The Searchlight Project is a 3200-acre placer gold project, with underlying hard rock potential, located about 50 miles south of Las Vegas and 2 miles south of Searchlight, Nevada. See Figure 5, below. Access is by vehicle from Highway 95. The mining claims were staked by the owners on Federal land (BLM) as 160-acre association placer mining claims. Searchlight has a four year option to acquire these claims subject to certain terms and conditions. The claims consist of unpatented placer mining claims.

The Searchlight Claims are located in parts of Sections 1, 12-13 and 24-25 of Township 29 South, Range 63 East and Sections 19 and 30 of Township 29 South, Range 64 East Clark County Nevada. The names of the claims and their federal serial numbers are as described below:

Nevada Mineral Claim	BLM Number
Rio Raga 300	600834
Rio Raga 301	600835
Rio Raga 302	600836
Rio Raga 303	600837
Rio Raga 304	600838
Rio Raga 305	600839
Rio Raga 306	715676
Rio Raga 307	600841
Rio Raga 308	600842
Rio Raga 309	600843
Rio Raga 310	699996
Rio Raga 311	699997
Rio Raga 312	600846
Rio Raga 313	600847
PV Brown 193	854993
PV Brown 301	854994
PV Red 11	791232
PV Red 12	791233
PV Red 13	791234
PV Red 14	791235

The Searchlight District is a well known gold camp. Mining occurred here during the period 1900-1950 where some 250,000 ounces of gold was produced from quartz-sulphide-hematite veins to depths of greater than 1,000 feet with minor placer gold produced. Exploration work by the claim owners on the Searchlight Project, during the period 1989-2005, indicated a potential for gold mineralization within the claim block. Sampling here has indicated extracted gold is very fine gold (<20 microns). Recent work by Searchlight has indicated the presence of gold from screened (-1/4”) surface samples taken from the central part of the claims. The claim owners have an approved Plan of Operation with the BLM for drilling 18 test holes throughout the claim block and for mining a 36 acre pit on the RR304 claim. The intent of the exploration work program outlined in this report is to identify the grade, tonnage and extractability of the gold within the Searchlight Project area. Independent geologists and engineers have been engaged to certify the work. Budget for this work (Phase 1) is projected at $650,000. Additional bulk leaches and drilling will be undertaken to define reserves for a mining feasibility study (Phase 2) should this work prove successful.

Figure 5 – Searchlight Project Location

Acquisition of Searchlight Claims

On February 10, 2005, we entered into option agreements (the “Option Agreements”) with the owners (collectively the “Claim Owners”) of the Searchlight Claims. Prior to entering into the Option Agreements with Searchlight, each Claim Owner optioned its interest in the Searchlight Claim it owned to Searchlight Minerals, Inc. (“SMI”), a company controlled by K. Ian Matheson. Under the terms of the Option Agreements, each Claim Owner and SMI acknowledged and agreed, among other things, to the following (the “Acknowledgements”):

(a)	the assignment of SMI’s interest in the Searchlight Claims to Searchlight;

(b)	the right of reimbursement of K. Ian Matheson and his related companies for amounts advanced to SMI, including $85,000 advanced to SMI;

(c)

that following the issuance of an aggregate of 5,600,000 shares of the common stock of Searchlight to the Claim Owners, all of the Claim Owner’s rights and interests in the Searchlight Claims will be vested in Searchlight;

(d)	the appointment of K. Ian Matheson as director and officer of Searchlight to proceed with a restructuring of the business of Searchlight; and

(e)

during the term of the agreement, to allow Searchlight and its authorized agents to have exclusive rights to access the Searchlight Claims for all purposes including prospecting, exploring, developing, trenching, stripping, excavating, sampling and conducting any and all exploration and development activities for the purpose to determining the mineral or metal content of the property and the right to remove from the property all such materials and minerals deemed necessary to properly test, explore or develop the property.

In consideration of the Acknowledgments, Searchlight agreed, among other things to: (i) complete a corporate restructuring of its business by March 31, 2005 (the “Restructuring Date”); (ii) include any shares of its common stock issued to the Claim Owners in any subsequent registration statement filed by Searchlight under the Securities Act; (iii) make all regulatory or government payments required to maintain the Searchlight Claims in good standing during the term of the agreement, and (iv) issue to the Claim Owners an aggregate of 5,600,000 (post-split) restricted shares in the common stock of Searchlight in the following manner:

(a)	1,400,000 shares on or before June 30, 2005, which shares have been issued;
(b)	1,400,000 shares on or before June 30, 2006;
(c)	1,400,000 shares on or before June 30, 2007; and
(d)	1,400,000 shares on or before June 30, 2008.

We will not acquire title to the Searchlight Claims until we complete the issuance of shares of our common stock to each Claim Owner in accordance with the terms of the Option Agreements.

Searchlight Project and Reclamation Permit

The intent of the 2006 Searchlight Project exploration work program is to drill 18 exploratory holes and test and develop a 36 acre pit to determine if there is mineralized material on the property. We expect to rent a drill rig and employ drillers to conduct the drilling. Independent geologists and engineers are expected to be engaged to certify the work. Budget for this work is estimated to cost approximately $650,000.

On April 22, 2005, we received a reclamation permit from the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”) for its proposed work program on certain of the Searchlight Claims. Pursuant to the terms of the reclamation permit, we received the authorization to proceed with the reclamation of the mine located on the Rio Raga 304 claim and to pursue our planned exploration program on certain of its claims, in the following manner:

EXPLORATION PHASE	PROJECT	LOCATION	SIZE
Phase I - Exploration Program	Drilling of 18 Sites	Section 1, 12, 13, 24 and 25 T. 29 S., R. 63 E. and portions of Sections 19 and 30, T. 29S., R. 64 E., MDM, Clark County, Nevada	1.8 Acres
Phase II – Mine Reclamation	Pit and Set Backs	Section 13, T. 29S., R. 63 E., MDM, Clark County, Nevada	41.5 Acres
	Plant Site		3.2 Acres
	Access Road		1 Acre

The permit is valid for the life of the project and becomes effective upon receipt of an acceptable surety by the BMRR. We agreed, upon receipt of additional financing, to post by July 3, 2005 the surety bond for the approved two phase exploration program. We posted a cash bond in the amount of $180,500 with the Nevada Bureau of Land Management (“BLM”), in accordance with the terms of our reclamation permit for the Searchlight project granted by the Nevada Bureau of Mining Regulation and Reclamation on April 22, 2005.

In accordance with the terms of our reclamation permit for the Searchlight Project, metallurgical studies have been performed on the Searchlight Project site. Chain of Custody surface samples and bulk samples have been taken from the project area and analytical work on the samples has begun. We expect some preliminary results of the Searchlight Project samples by mid 2006.

Geology

The Searchlight Project is located over a north-south basin filled with unconsolidated detritus and bounded by outcropping Miocene volcanic and intrusive rocks. Outcrops of basement Precambrian gneiss indicate considerable uplift has occurred. Interpretation of satellite infrared images indicates a major east-west Fracture Zone, some six miles wide, cross-cuts the basin underling the Project area.

The gold at Searchlight was mined principally from quartz-sulphide-hematite veins that trended east-west. This is clearly related to the above mentioned Searchlight-Mammoth Fracture Zone. Detritus fill and hydrothermal overprints are postulated to be the source of the ultra fine gold (<20 microns) found underlying the Project area.

Metallurgy

Previous work on the Searchlight Project has shown that the gold occurs as minute particles in both the detritus grains and in the hydrothermally derived precipitates, which overprints the valley fill. It has taken years of research to develop extraction methods capable of dealing with this unique mineralogy.

During 2004-05 some 34 surface samples were analyzed for gold by the property owners on material collected from surface sites. At each sample site some 10 kg (22lbs) of –1/4” screened material was collected and split into 200-1000g samples for testing. Each sample was then prepared for assay. This included drying, grinding, blending, etc. Normally 15-30g samples were fire assayed with gravimetric finish for final results.

Preliminary statistical analysis of the data from this work indicates the high variance of fire assay extraction is directly correlated to the sample preparation method and/or the small sample size used. Historical data on the Project indicates that leach tests on larger samples are a more reliable analytical method than fire assaying of small samples.

For these reasons and to verify the property owners’ results, an independent metallurgical testing firm was retained to take chain of custody samples (COC), to test the samples for precious metals, to determine extractable grades by leaching large samples (500–1,000g), and to report on the results.

The firm selected to do this work was Arrakis, Inc. (“Arrakis”) of Denver, Colorado. Leach tests by Arrakis have confirmed the presence of extractable gold at the locations sampled. Additional tests are in progress from these surface samples sites.

Work Program of Searchlight Claims

The initial work program (Phase 1) for the Searchlight Claims will focus on analysis of surface samples to determine the best method to extract precious metals from this material for the drill program. Extraction tests on several COC surface samples are in progress at Arrakis. After this work is completed, a 18-hole drill program will be undertaken by independent engineers to determine the tonnage and extractable grades from the property. Should these results prove favorable, then Phase 2 will consist of infill drilling, bulk sampling and pilot leach tests to determine the commercial feasibility of the project. The scope and cost of Phase 2 will be determined after Phase 1 is complete.

The proposed program, cost and schedule for Phase 1 are as follows:

SAMPLING & TESTING PROGRAM (3 Months)

Independent Research & Testing
Independent Engineering Report
Total	$100,000
DRILL PROGRAM (5 Months)

Permits and Environmental Bond	$200,000

18 Reverse Circulation Drill Holes, Field Management, Sampling, Assaying	$310,000

Independent Engineering Report	$30,000

Reclamation & Re-vegetation	$10,000

Total	$550,000

TOTAL COST PHASE 1	$650,000

Current Status of Exploration of Searchlight Claims

We filed a surety bond in the amount of $27,528 for Phase I and $153,031 for Phase II with the BLM, and have commenced the two phase exploration program approved in connection with the terms of our reclamation permit. During the quarter ended September 30, 2005, metallurgical studies have been performed on the Searchlight Project site. Chain of custody (COC) surface samples and bulk samples (6 tons) have been taken from the project area by Arrakis, Inc. Metallurgical and analytical analysis on the samples has begun and results are expected in the second quarter of 2006. Once the results from the aforementioned analysis are reviewed, the next steps on the project will begin. These steps may include a drilling program on the claim area (we are permitted for 18 drill holes), more bulk testing (we are permitted for a 36 acre pit), surface sampling, and metallurgical analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan Of Operation

Our current plan of operation is to conduct mineral exploration activities on the Searchlight Claims and drilling and sampling activities for the Clarkdale Slag Project to assess whether the slag possesses a mineral inventory capable of commercial extraction.. The agreements pursuant to which we acquired our interests in the Searchlight Claims and Clarkdale Slag Project provide that we must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute Searchlight’s share of ongoing expenditures. If we fail to make such payments or expenditures in a timely fashion, we may lose our interest in those properties.

Searchlight Project

The properties comprising the Searchlight Claims and our exploration, mining and development activities on the Searchlight Claims are discussed in detail under the heading “Description of Properties” in this prospectus. Our current plan of operation is to conduct mineral exploration activities on the Searchlight Claims in order to assess whether they possess mineral reserves capable of commercial extraction. We have developed an exploration work program for the Searchlight Project. We filed a surety bond in the amount of $27,528 for Phase I and $153,031 for Phase II with the BLM, and have commenced the two phase exploration program approved in connection with the terms of our reclamation permit. During the quarter ended September 30, 2005, metallurgical studies have been performed on the Searchlight Project site. Chain of custody (COC) surface samples and bulk samples (6 tons) have been taken from the project area by Arrakis, Inc. Metallurgical and analytical analysis on the samples has begun and results are expected in the second quarter of 2006. Once the results from the aforementioned analysis are reviewed, the next steps on the project will begin. These steps may include a drilling program on the claim area (we are permitted for 18 drill holes), more bulk testing (we are permitted for a 36 acre pit), surface sampling, and metallurgical analysis.

Clarkdale Slag Project

The properties comprising our Clarkdale Slag project are discussed in detail under the heading “Description of Properties” in this prospectus. Our current plan of operation is to conduct drilling and sampling activities on the slag pile located in the Clarkdale Slag Project site in order to assess whether the slag possesses mineral inventory capable of commercial extraction. In the fall of 2005, drilling commenced on the Clarkdale Slag Project under the chain-of-custody (COC) of Mountain States R&D International Inc. (MSRDI). A total of 9 holes and 675 feet were drilled. Sample preparation and analysis of the drill hole material has begun and is also being done under COC by MSRDI. Once the results from the drill program are fully analyzed, planning for the next steps on the project will begin. These next steps may include more drilling, analytical work, and testing of material on a larger scale (such as a test plant). If appropriate, a bankable feasibility study will be undertaken.

Cash Requirements

Our estimated expenses for the next twelve months are as follows:

EXPENSE		COST ($)

Administrative Expenses		$200,000

Legal and Accounting Expenses		$100,000

Consulting Services		$100,000

Clarkdale Slag Project

- Property Payments	$500,000

- Mineral Inventory Study	$500,000

EXPENSE		COST ($)

- OPCO Payment/Feasibility Study	$3,000,000

Total Clarkdale Slag Project		$4,000,000

Searchlight Gold Project

- Sampling and Testing	$100,000

- Drill Program	$550,000

Total Searchlight Gold Project		$650,000

TOTAL		$5,050,000

We recorded a net loss before income taxes of $973,905 for the nine months ended September 30, 2005 and have an accumulated deficit of $5,007,236 as at September 30, 2005. As at the date of this prospectus we had cash of approximately $1,628,000 and for the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $5,050,000. Accordingly we do not have sufficient funds to meet our planned expenditures over the next twelve months and will need to seek additional financing to meet our planned expenditures. See “Future Financings”, below.

Revenue

We are presently in the development stage of our business, have not earned any revenues to date, and do not anticipate earning revenues until such time as we enter into commercial production of the Clarkdale Slag Project, the Searchlight Claims or other mineral properties we may acquire from time to time.

Liquidity and Financial Condition

Working Capital
			Percentage
	At September 30, 2005	At December 31, 2004	Increase / (Decrease)
Current Assets	$1,373,161	$295	465,378%
Current Liabilities	$1,374,379	$1,685,661	(18.5)%
Working Capital Surplus (Deficit)	$(1,218)	$(1,685,366)	(99)%

Cash Flows
	Nine Months Ended	Nine Months Ended
	September 30, 2005	September 30, 2004
Cash Flows from (used in) Operating Activities	$(571,165)	$(145,438)
Cash Flows from (used in) Investing Activities	$(793,219)	$(4,538)
Cash Flows from (used in) Financing Activities	$2,737,250	$149,149
Net Increase (decrease) in Cash During Period	$1,372,866	$(5,718)

The decrease in our working capital deficit from $1,685,366 as at December 31, 2004 as compared to a working capital deficit of $1,218 as at September 30, 2005 was primarily due to the increase in cash flows from financing activities of $2,737,250 from private placements of our securities completed during the nine months ended September 30, 2005. The increases in our cash used in operating activities during the nine months ended September 30, 2005 as compared to the comparative period in 2004, are primarily a result of: (i) the increase in our operating expenses which were primarily due to mining and exploration expenses of $245,377 and increased stock based compensation expenses of $435,933, and (ii) professional fees incurred in connection with preparing materials for the private placements we completed during the period ended September 30, 2005.

Future Financings

Our plan of operation calls for significant expenses in connection with the exploration of the Searchlight Claims and drilling and sampling activities on the Clarkdale Slag Project which will require us to obtain additional financing. We recorded a net loss before income taxes of $973,905 for the nine months ended September 30, 2005 and have an accumulated deficit of $5,007,236 as at September 30, 2005. As at the date of this prospectus we had cash of approximately $1,628,000 and for the next twelve months, management anticipates that the minimum cash requirements to fund our proposed exploration program and our continued operations will be $5,050,000. Accordingly we do not have sufficient funds to meet our planned expenditures over the next twelve months and will need to seek additional financing to meet our planned expenditures.

Obtaining additional financing would be subject to a number of factors, including the market prices for the mineral property and gold. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. Since our inception, we have used our common stock to raise money for our operations and for our property acquisitions. We have not attained profitable operations and are dependent upon obtaining financing to pursue our plan of operation. For these reasons, our independent auditors believe there exists a substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

None.

Critical Accounting Policies

We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Exploration Stage Company

We have been in the exploration stage since our formation and have not yet realized any revenues from our planned operations. We are primarily engaged in the acquisition and exploration of mining properties. Upon the location of commercially minable reserves, we plan to prepare for mineral extraction and enter the development stage.

Mineral Property Acquisition and Exploration Costs

We expense all costs related to the acquisition and exploration of mineral properties in which we have secured exploration rights prior to establishment of proven and probable reserves. To date, we have not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on the grant date fair value of the award. SFAS No. 123R was to be effective for interim or annual reporting periods beginning on or after June 15, 2005, but in April 2005 the SEC issued a rule that will permit most registrants to implement SFAS No. 123R at the beginning of their next fiscal year, instead of the next reporting period as required by SFAS No. 123R. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have adopted the requirements of SFAS No. 123R for the fiscal year beginning on December 26, 2004, and recorded the compensation expense for all unvested stock options existing prior to the adoption in the first quarter of 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us, other than as noted in this section:

(i)	Any of our directors or officers;
(ii)	Any person proposed as a nominee for election as a director;
(iii)	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;
(iv)	Any of our promoters; and
(v)	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Nanominerals Corp. (“NMC”) is a private Nevada corporation principally engaged in the business of mineral exploration and development. NMC presently holds 27.9% of our issued and outstanding shares of common stock. Two of our directors Carl S. Ager and Ian R. McNeil, are officers and stockholders of NMC. Messrs. Ager and McNeil each hold 1,000,000 shares of the issued and outstanding common stock of NMC, representing an aggregate of 35% of the outstanding common stock of NMC. Pursuant to the terms of the Assignment Agreement, in consideration of the assignment of NMC’s rights in the Clarkdale Slag Project to Searchlight, Searchlight agreed, among other things to pay NMC $690,000 in respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement and issue to NMC or its designates, 6,000,000 warrants to purchase shares of the common stock of Searchlight exercisable for a term of 10 years from the date of the Assignment Agreement at an exercise price of $0.75 per share. Searchlight issued to NMC a warrant (the “Warrants”) to purchase 10,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933. The Warrants are restricted securities as defined in the Securities Act. The Warrants were subsequently transferred by NMC. The issuance was made to NMC whose principals are sophisticated investors, and through its relationship with Searchlight was in a position of access to relevant and material information regarding Searchlight’s operations. Carl S. Ager and Ian R. McNeil by virtue of their positions in Searchlight and NMC may be considered promoters of Searchlight.

Dr. Charles Ager, PhD, P.Eng., P.Geo. prepared the geological report entitled “Searchlight Gold Project” dated June 6, 2005 and is our geological consultant with respect to the Searchlight Claims. Dr. Ager is the father of Carl S. Ager our Secretary, Treasurer and Chief Financial Officer and a member of our board of directors. Dr. Ager is also an officer of NMC.

On June 30, 2005, we approved the issuance of 700,000 (pre-split) shares of our common stock to 18 mineral claim owners in connection with the Option Agreements dated February 8, 2005 among us and the mineral claim owners. Among the claim owners receiving the 700,000 (pre-split) shares was Debra Matheson, the spouse of K. Ian Matheson received 17,500 shares, Pass Minerals Inc., a company controlled by Mr. Matheson received 26,250 shares, Kiminco Inc., a company controlled by Mr. Matheson received 17,500 shares, and Gold Crown Minerals Inc., a company controlled by Mr. Matheson received 70,000 shares, Geosearch Inc. and Geotech Mining Inc. each received 35,000 shares, both companies are controlled by Charles Ager who is the father of Carl Ager.

In February, 2005, we announced the reorganization of Searchlight from a biotechnology research and development company to a company focused on the development and acquisition of mineral properties. In connection with its reorganization, Searchlight entered into mineral option agreements to acquire an interest in 20 mineral claims (the “Searchlight Claims”) representing an area of 3,200 acres located in Clark County, south of Searchlight, Nevada, and agreed to pay a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson, for management services provided regarding the reorganization of Searchlight and the development of assaying and testing procedures for the Searchlight Claims.

On February 10, 2005, Searchlight approved the discharging of the convertible debt of Caisey Harlingten, Searchlight’s former Chief Executive Officer and director, in the amount of $300,000 in return for the grant of an irrevocable stock option to purchase 250,000 shares in Searchlight for $0.50 per share, such option expiring February 10, 2010. On April 12, 2005, Mr. Harlingten transferred 48,850,000 shares of the Corporation’s common stock held directly or indirectly by him to K. Ian Matheson.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our shares are currently trading on the Over-The-Counter Bulletin Board under the symbol “SRCH”. The high and the low bid prices for our shares for the last two fiscal years of actual trading, as quoted in the over-the-counter bulletin board, as applicable, were:

QUARTER	HIGH ($)	LOW ($)
1st Quarter 2004	$0.25	$0.20
2nd Quarter 2004	$0.25	$0.20
3rd Quarter 2004	$0.60	$0.40
4th Quarter 2004	$0.30	$0.25
1st Quarter 2005	$1.45	$0.21
2nd Quarter 2005	$1.15	$0.51
3rd Quarter 2005	$1.50	$0.35
4th Quarter 2005(1)	$0.59	$0.31
1st Quarter 2006	$2.05	$0.44

(1)	As adjusted to reflect a two for one stock split effected on September 30, 2005.

The trades reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Holders of Our Common Stock

As of the date of this prospectus, we have 142 registered stockholders.

Dividends

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

1.	We would not be able to pay our debts as they become due in the usual course of business; or

2.

Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends and we do not plan to declare any dividends in the foreseeable future.

EXECUTIVE COMPENSATION

Management Compensation

The following table summarizes the compensation awarded to, earned by, or paid to Searchlight’s President and Chief Executive Officer and other officers and directors who received annual compensation in excess of $100,000 (the “Named Executive Officers”) for each of Searchlight’s three most recently completed fiscal years.

SUMMARY COMPENSATION TABLE
			ANNUAL COMPENSATION			LONG TERM COMPENSATION
						Awards		Payouts
Name	Title	Year	Salary	Bonus	Other Annual Compen- sation	Restricted Stock Awarded	Options/ SARs* (#)	LTIP payouts ($)	All Other Compen- sation
Ian R. McNeil	Director, President and CEO(4)	2005 2004 2003	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	500,000 0 0	$0 $0 $0	$0 $0 $0
Carl S. Ager	Director, Secretary, Treasurer and CFO(5)	2005 2004 2003	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	500,000 0 0	$0 $0 $0	$0 $0 $0
K. Ian Matheson	Director, Former President, Former CEO and Former CFO(1)(6)	2005 2004 2003	$0 $0 $0	$0 $0 $0	$38,500 $0 $0	0 0 0	500,000 0 0	$0 $0 $0	$0 $0 $0
Caisey Harlingten	Former President and Former CEO(2)	2005 2004 2003	$0 $0 $0	$0 $0 $0	$0 $0 $250,000	0 0 0	1,000,000 0 0	$0 $0 $0	$0 $0 $0
Dr. David Rooke	Former President and Former CEO(3)	2005 2004 2003	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	0 0 0	$0 $0 $0	$0 $0 $0
Notes:
(1)	Mr. Matheson was appointed as Searchlight’s President and CEO on February 10, 2005 and resigned as President and CEO on October 7, 2005.
(2)	Mr. Harlingten resigned as Searchlight’s President and CEO on February 21, 2005.
(3)	Mr. Rooke resigned as Searchlight’s President and CEO on March 4, 2004.
(4)

Mr. McNeil was appointed as Searchlight’s President and CEO on October 7, 2005. Effective January 1, 2006, Mr. McNeil entered into an employment agreement with Searchlight effective January 1, 2006 for an annual salary of $108,000.

(5)

Mr. Ager was appointed as Searchlight’s Secretary, Treasurer and CFO on October 7, 2005. Mr. Ager entered into an employment agreement effective January 1, 2006 with Searchlight for an annual salary of $80,000.

(6)	We pay a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

No stock options were exercised by Searchlight’s executive officers or directors during the financial year ended December 31, 2005 and no stock options have been exercised since December 31, 2005.

AGGREGATED OPTION/SAR EXERCISES DURING THE LAST FISCAL YEAR FISCAL YEAR-END OPTION/SAR VALUES
Name	Common Shares Acquired on Exercise ($)	Value Realized ($)	Unexercised Options at Financial Year- End (#) exercisable / unexercisable	Value of Unexercised In-The- Money Options/SARs at Financial Year-End ($) exercisable / unexercisable
Ian R. McNeil, Director, President and CEO	Nil	N/A	500,000	$15,000/N/A(1)
Carl S. Ager, Director, Treasurer, Secretary and CFO	Nil	N/A	500,000	$15,000/N/A(1)
K. Ian Matheson, Director and Former President and Former CEO	Nil	N/A	500,000	$110,000/N/A(1)
Robert D. McDougal, Director	Nil	N/A	500,000	$15,000/N/A(1)
Caisey Harlingten, Former President and Former CEO	Nil	N/A	1,000,000	$220,000/N/A(1)

(1)

The values for “in-the-money” options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 2005 ($0.47 per share on OTC BB) and the exercise price of the individual’s options.

STOCK OPTION GRANTS

The following table sets forth information with respect to stock options granted to each of Searchlight’s Named Executive Officers during Searchlight’s most recent fiscal year ended December 31, 2005:

OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)
Name	Number of Securities Underlying Options Granted	% of Total Options Granted To Employees(1)	Exercise Price (per Share)	Expiration Date
K. Ian Matheson	500,000	N/A	$0.25	November 23, 2010
Caisey Harlingten	1,000,000	N/A	$0.25	November 23, 2010
Carl S. Ager	500,000	N/A	$0.44	November 21, 2010
Ian R. McNeil	500,000	N/A	$0.44	November 21, 2010
Robert D. McDougal	500,000	N/A	$0.44	November 21, 2010

COMPENSATION ARRANGEMENTS

We pay out of town directors a fee of $1,000 per directors meeting attended. We also periodically grant stock incentive options to our directors in consideration for them providing their services as directors. Our 2003 Non-Qualified Stock Option Plan permits the grant of incentive stock options to our directors. We pay a management fee of $3,500 per month to Pass Minerals Inc., a company controlled by Mr. Matheson, for management services provided regarding the reorganization of Searchlight and the development of assaying and testing procedures for the Searchlight Claims.

We conduct our business through agreements with consultants and arms-length third parties. Currently, we have a verbal agreement with our consulting geologists to provide us with consulting services on request

CHANGE IN CONTROL ARRANGEMENTS

We have entered into compensation agreements with two of our directors, Carl S. Ager and Ian R. McNeil. The agreements provide for severance arrangements where change of control of Searchlight occurs, as defined, and the directors are terminated. The compensation payable to Mr. Ager would include a lump sum payment of $40,000 plus the amount of annual bonuses that Mr. Ager would be entitled to receive for the six month period following termination, plus benefits for the six month period following termination. The compensation payable to Mr. McNeil would include a lump sum payment of $54,000 plus the amount of annual bonuses that Mr. McNeil would be entitled to receive for the six month period following termination, plus benefits for the six month period following termination. The compensation that would be payable to the directors aggregates $94,000 plus the amount of annual bonuses and other benefits that they would have received in the six months following termination.

EMPLOYMENT CONTRACTS

Other than as described below, we are not party to any employment contracts.

Ian R. McNeil. We entered into an employment agreement with Ian R. McNeil effective January 1, 2006. Pursuant to the terms of the agreement, Mr. McNeil is to be paid an annual salary of $108,000 and a bonus of $36,000 on execution of the agreement, in consideration of which Mr. McNeil agreed to act as our President and Chief Executive Officer. Mr. McNeil is also eligible for a discretionary bonus to be determined based on factors considered relevant by our board of directors, and may be granted, subject to the approval of our Board, incentive stock options to purchase shares of our common stock in such amounts and at such times as the Board, in its absolute discretion, may from time to time determine. The term of the agreement is for an indefinite period, unless otherwise terminated pursuant to the terms of the agreement. In the event that the agreement is terminated by us other than for cause, we will provide Mr. McNeil with six months written notice or payment equal to six months of his monthly remuneration.

Carl S. Ager. We entered into an employment agreement with Carl S. Ager effective January 1, 2006. Pursuant to the terms of the agreement, Mr. Ager is to be paid an annual salary of $80,000 and a bonus of $26,666 on execution of the agreement, in consideration of which Mr. Ager agreed to act as our Treasurer and Secretary. Mr. Ager is also eligible for a discretionary bonus to be determined based on factors considered relevant by our board of directors, and may be granted, subject to the approval of our Board, incentive stock options to purchase shares of our common stock in such amounts and at such times as the Board, in its absolute discretion, may from time to time determine. The term of the agreement is for an indefinite period, unless otherwise terminated pursuant to the terms of the agreement. In the event that the agreement is terminated by us other than for cause, we will provide Mr. Ager with six months written notice or payment equal to six months of his monthly remuneration.

FINANCIAL STATEMENTS

Index to Financial Statements:

1.	Audited financial statements for the years ended December 31, 2004 and December 31, 2003, including:

	(a)	Report of Independent Registered Public Accounting Firm;

	(b)	Balance Sheets as at December 31, 2004 and 2003;

	(c)	Statements of Operations for the years ended December 31, 2004 and December 31, 2003 and accumulated from the period from inception to December 31, 2004;

	(d)	Statements of Cash Flows for the years ended December 31, 2004 and December 31, 2003 and accumulated from the period from inception to December 31, 2004;

	(e)	Statement of Changes in Stockholders' Equity for the period from inception to December 31, 2004.

	(f)	Notes to the Financial Statements.

2.	Interim unaudited financial statements for the nine month period ended September 30, 2005, including:

	(a)	Balance Sheet as at September 30, 2005;

	(b)	Statement of Operations for the three and nine month periods ended September 30, 2005 and accumulated from inception to September 30, 2005;

	(c)	Statement of Cash Flows for the three and nine month periods ended September 30, 2005 and accumulated from inception to September 30, 2005;

	(d)	Statement of Changes in Stockholders' Equity for the nine month period ended September 30, 2005; and

	(e)	Notes to the Consolidated Financial Statements.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
December 31, 2004

F-i

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
of Phage Genomics Inc. (formerly Regma Bio Technologies Limited)
(A Development Stage Company)

We have audited the accompanying balance sheets of Phage Genomics Inc. (formerly Regma Bio Technologies Limited) (A Development Stage Company) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the period from January 14, 2000 (date of inception) to December 31, 2004 and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Phage Genomics Inc. (formerly Regma Bio Technologies Limited) (A Development Stage Company), as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the period from January 14, 2000 (date of inception) to December 31, 2004 and the years ended December 31, 2004 and 2003, in conformity with generally accepted accounting principles used in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has losses from operations since inception, has not generated any revenue and has a significant working capital deficit. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. These financial statements do not include any adjustments, which might result from the outcome of this uncertainty.

/s/ Manning Elliott

Chartered Accountants

Vancouver, Canada

April 11, 2005

F–1

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Balance Sheets
(Expressed in U.S. Dollars)

	December 31,	December 31,
	2004	2003
	$	$
ASSETS
Current Assets
Cash and cash equivalents	295	18,198
Amounts receivable	–	28,979
Prepaid expenses	–	4,000
Total Current Assets	295	51,177
Property and Equipment (Note 3)	1,349	43,716
Intangible Assets (Note 4)	–	165,237
Total Assets	1,644	260,130
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	964,760	700,926
Accrued liabilities	11,556	14,500
Convertible debt – related party (Note 5)	300,000	300,000
Loans payable to related party (Note 6)	409,345	230,473
Total Current Liabilities	1,685,661	1,245,899
Subsequent Events (Note 9)
Stockholders’ Deficit
Common Stock $0.001 par value, 200,000,000 shares authorized;
54,150,000 shares issued and outstanding	54,150	54,150
Additional Paid-in Capital	2,525,709	2,525,709
Deferred Compensation	–	(2,196)
Accumulated Other Comprehensive Loss	(230,545)	(120,563)
Accumulated Deficit	(4,033,331)	(3,442,869)
Total Stockholders’ Deficit	(1,684,017)	(985,769)
Total Liabilities and Stockholders’ Deficit	1,644	260,130

(The Accompanying Notes are an Integral Part of these Financial Statements)

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Statements of Operations
(Expressed in U.S. Dollars)

			Accumulated from
	For the		January 14, 2000
	Year Ended		(Date of Inception)
	December 31,		to December 31,
	2004	2003	2004
	$	$	$
Revenue	–	–	–
Operating Expenses
Selling, general and administrative	194,819	473,651	1,590,392
Research and development	186,877	624,751	1,900,095
Depreciation	13,334	58,346	235,174
Impairment loss on intangible assets	173,234	–	173,234
Impairment loss on property and equipment	20,002	66,681	86,683
Stock-based compensation	2,196	10,387	12,583
Total Operating Expenses	590,462	1,233,816	3,998,161
Loss from Operations	(590,462)	(1,233,816)	(3,998,161)
Other Income	–	699	282,142
Interest Expense	–	–	(300,000)
Loss Before Income Tax	(590,462)	(1,233,117)	(4,016,019)
Income Tax Benefit	–	–	12,837
Net Loss	(590,462)	(1,233,117)	(4,003,182)
Other Comprehensive Loss
Foreign currency translation adjustment	(109,982)	(50,755)	(230,545)
Comprehensive Loss	(700,444)	(1,283,872)	(4,233,727)
Net Loss Per Share - Basic and Diluted	(0.01)	(0.03)
Weighted Average Shares Outstanding	54,150,000	40,427,000

(The Accompanying Notes are an Integral Part of these Financial Statements)

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Statements of Cash Flows
(Expressed in U.S. Dollars)

			Accumulated from
	For the		January 14, 2000
	Year Ended		(Date of Inception)
	December 31,		to December 31,
	2004	2003	2004
	$	$	$
Cash Flows From Operating Activities

Net loss	(590,462)	(1,233,117)	(4,003,182)
Adjustments reconciling net loss to net cash used in operating activities

Amortization of debt discount	–	–	300,000
Amortization of deferred compensation and other stock-based
compensation	2,196	2,196	18,946
Depreciation	13,334	58,346	235,174
Gain on extinguishment of debt	–	–	(228,636)
Impairment loss on intangible assets	173,234	–	173,234
Impairment loss on property and equipment	20,002	66,681	86,683
Changes in operating assets and liabilities
Amounts receivable	28,979	5,950	11,005
Prepaid expenses	4,000	–	–
Accounts payable and accrued liabilities	186,254	355,126	564,649
Net Cash Used In Operating Activities	(162,463)	(744,818)	(2,842,127)
Cash Flows From Investing Activities
Acquisition of property and equipment	–	(53,757)	(272,550)
Acquisition of intangible assets	(4,538)	(75,407)	(180,068)
Net Cash Used in Investing Activities	(4,538)	(129,164)	(452,618)

Cash Flows From Financing Activities
Issuance of common stock	–	–	1
Loan received from related party	134,473	884,335	3,327,159
Loan repaid to related party	–	–	(446,958)
Loan received from third party	–	–	576,040
Loan repaid to third party	–	–	(72,005)
Net Cash Provided By Financing Activities	134,473	884,335	3,384,237
Effect of Foreign Currency Exchange Rate Changes on Cash	14,625	(41,028)	(89,197)
Increase (Decrease) in Cash and Cash Equivalents	(17,903)	(30,675)	295
Cash and Cash Equivalents, Beginning of Period	18,198	48,873	–
Cash and Cash Equivalents, End of Period	295	18,198	295

Non-cash Investing and Financing Activities
Issuance of common shares for debt	–	1,200,000	1,200,000

Supplemental Disclosures
Interest paid	–	–	50,751
Income taxes paid	–	–	–

(The Accompanying Notes are an Integral Part of these Financial Statements)

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Statement of Stockholders’ Equity
(Expressed in U.S. Dollars)

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Deferred	Accumulated
	Shares	Amount	Capital	Income/Loss	Compensation	Deficit	Total
		$	$	$	$	$	$
Issuance of common stock on
January, 2000 (recapitalized)	25,000,000	25,000	–	–	–	(24,999)	1
Effect of foreign currency
translation	–	–	–	3,059	–	–	3,059
Net loss for the period	–	–		–	–	(235,028)	(235,028)
Balance, December 31, 2000	25,000,000	25,000	–	3,059	–	(260,027)	(231,968)
Issuance of shares in reverse
merger	5,150,000	5,150		–	–	(5,150)	–
Effect of foreign currency
translation	–	–	–	(2,619)	–	–	(2,619)
Net loss for the year	–	–	–	–	–	(765,179)	(765,179)
Balance, December 31, 2001	30,150,000	30,150	–	440	–	(1,030,356)	(999,766)
Capital contribution	–	–	1,037,126	–	–	–	1,037,126
Beneficial conversion feature
associated with convertible
debt	–	–	300,000	–	–	–	300,000
Effects of foreign currency
translation	–	–	–	(70,248)	–	–	(70,248)
Net loss for the year	–	–	–	–	–	(1,179,396)	(1,179,396)
Balance, December 31, 2002	30,150,000	30,150	1,337,126	(69,808)	–	(2,209,752)	(912,284)
Debt exchanged for common
shares	24,000,000	24,000	1,176,000	–	–		1,200,000
Effects of foreign currency
translation	–	–	–	(50,755)	–	–	(50,755)
Deferred compensation	–	–	12,583	–	(12,583)	–	–
Amortization of deferred
compensation	–	–	–	–	10,387	–	10,387
Net loss for the year	–	–	–	–	–	(1,233,117)	(1,233,117)
Balance, December 31, 2003	54,150,000	54,150	2,525,709	(120,563)	(2,196)	(3,442,869)	(985,769)
Effects of foreign currency
translation	–	–	–	(109,982)	–	–	(109,982)
Amortization of deferred
compensation	–	–	–	–	2,196	–	2,196
Net loss for the year	–	–	–	–	–	(590,462)	(590,462)
Balance, December 31, 2004	54,150,000	54,150	2,525,709	(230,545)	–	(4,033,331)	(1,684,017)

(The Accompanying Notes are an Integral Part of these Financial Statements)

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

1.	Nature of Operations and Continuance of Business

Phage Genomics, Inc. (the “Company”) was originally incorporated under the laws of England and Wales on January 14, 2000 and commenced operations in the U.K. in May 2000 as Regma Bio Technologies Limited. The name change to Phage Genomics, Inc. occurred on February 2, 2004.

On November 2, 2001, the Company entered into an acquisition agreement (the “Agreement”) with L.C.M. Equity, Inc. (“LCM”). It was agreed that LCM would issue to the owner of the Company 25,000,000 shares of common stock of LCM in exchange for 100% of the registered and fully paid up capital of the Company. The closing date of the Agreement was November 5, 2001 and resulted in the former owner of the Company holding a majority interest in the combined entity.

The acquisition was accounted for as a reverse acquisition of LCM by the Company. As a result, the historical financial statements of the Company prior to the acquisition became the financial statements of the Company. All shares and per share data prior to the acquisition were restated to reflect the stock issuance as a recapitalization of the Company.

On February 1, 2002, L.C.M. Equity, Inc. changed its name to Regma Bio Technologies Limited. From this date, both the parent company in the U.S., and the U.K. subsidiary company were called Regma Bio Technologies Limited. On April 16, 2002, the U.K. subsidiary changed its name to THRIP Ltd. On May 7, 2002, THRIP Ltd. entered into creditors voluntary liquidation. The trade and non-liquid assets of THRIP Ltd. were transferred to the Company prior to the liquidation, in order that the trade of the group could be continued without interruption.

The Company has been in the development stage since it commenced operations. It was primarily engaged in scientific research and development in the field of biotechnology. The Company was formed to expedite the development of new bacteriophage and other pharmaceutical products for the treatment of tuberculosis (TB), anthrax and other infectious diseases.

On February 10, 2005, the Company announced that it was reorganizing itself and changing its focus from biotech to becoming a mineral exploration company, dedicated to the discovery and exploitation of gold and other precious metal deposits. See Note 9(d). The Company will consequently be considered an exploration stage company.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has generated no revenues since inception. The Company has a working capital deficiency of $1,685,366 and has an accumulated deficit of $4,033,331 as of December 31, 2004. The Company is currently reliant on the financial support of the President, CEO and majority stockholder of the Company. The ability of the Company to continue as a going concern depends on this continued financial support and the ability of the Company to raise additional capital in the future. The Company is currently undertaking a reorganization and a change of focus into mineral exploration that will, if successful, mitigate these factors which raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management is mindful of the substantial risks relating to its going concern status as the Company’s shares are quoted on the OTC Bulletin Board which gives the Company access to the U.S. markets as a means of raising additional funds.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

2.	Summary of Significant Accounting Principles

	a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company’s fiscal year-end is December 31.

	b)	Use of Estimates

In preparing the financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

	c)	Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be a cash equivalent.

	d)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over four years with the exception of leasehold improvements. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

	e)	Intangible Assets

Intangible assets represent legal costs incurred in establishing patents. These costs are amortized over the useful life of the patent, as determined by management, not to exceed the legal life. No amortization is provided on capitalized patent costs until such time as the patent has been granted.

	f)	Long-lived Assets

Long-lived assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

	g)	Financial Instruments

Financial instruments held by the Company consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and loans payable to related party. The fair values of these financial instruments were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Currently the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

2.	Summary of Significant Accounting Principles (continued)

	h)	Foreign Currency Transactions

The functional currency of the Company is the U.K. pound sterling and the reporting currency is the U.S. Dollar. In converting from the functional currency to the reporting currency, assets and liabilities of the Company are translated into U.S. dollars at the exchange rate in effect at the year- end. Income and expense items are translated at the average exchange rate for the year. The resulting translation adjustments are recorded within other comprehensive income. Transactions in foreign currencies are recorded using the rate of exchange prevailing at the date of the transaction and the gains or losses on translation are included in the statement of operations.

The average and closing exchange rates during the year ended December 31, 2004 and 2003 were as follows:

Average exchange rates
Year ended December 31, 2004	0.5460
Year ended December 31, 2003	0.6116
Closing exchange rate
December 31, 2004	0.5192
December 31, 2003	0.5625

i)	Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to SFAS No 109 “Accounting for Income Taxes”. Under this approach, deferred income taxes are recorded to reflect the tax consequences of future periods of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the ‘more likely than not’ standard imposed by SFAS No. 109 to allow recognition of such an asset.

j)	Revenue Recognition

Revenue was to be recognized in accordance with SAB 104 when there was persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable and collectibility is reasonably assured. As of December 31, 2004, the Company had generated no revenue. The Company is considering a new revenue recognition policy for its new plan of business.

k)	Research and Development

All research and development expenditures during the period have been charged to operations.

l)	Stock-based Compensation

The Company accounts for stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under the intrinsic value method of accounting, no compensation expense is recognized in the Company’s Statements of Operations because the exercise price of the Company’s employee stock options equals the market price of the underlying common stock on the date of grant.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

2.	Summary of Significant Accounting Principles (continued)

	l)	Stock-based Compensation (continued)

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123), established a fair value based method of accounting for stock-based awards. Under the provisions of SFAS 123, companies that elect to account for stock-based awards in accordance with the provisions of APB 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method under SFAS 123.

Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure an Amendment of FASB Statement No. 123” (SFAS 148), amended the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The pro forma information resulting from the use of the fair value based method under SFAS 123 is as follows:

	Year Ended
	December 31,
	2004	2003
	$	$

Net loss – as reported	(590,462)	(1,233,117)
Add: Stock-based compensation included in net loss –
as reported	2,196	10,387
Deduct: Total stock-based compensation expense
determined under fair value based method, net of tax	(143,036)	(193,463)

Pro forma net loss	(731,302)	(1,416,193)

Basic and diluted loss per share
As reported	(0.01)	(0.03)
Pro forma	(0.01)	(0.04)

The assumptions used are as follows:

	2004	2003

Expected dividend yield	–	0%
Risk-free interest rate	–	2%
Expected volatility	–	80%
Expected life from vest date (in years)	–	3

m)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

2.	Summary of Significant Accounting Principles (continued)

	n)	Comprehensive Loss

The Company’s accumulated other comprehensive loss consists of the accumulated foreign currency translation adjustments.

	o)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004) (“SFAS No. 123R”), “Share-Based Payment.” SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123R represents the culmination of a two-year effort to respond to requests from investors and many others that the FASB improve the accounting for share-based payment arrangements with employees. The scope of SFAS No. 123R includes a wide range of share- based compensation arrangements including share options, restricted share plans, performance- based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123R replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in APB Opinion No. 25, as long as the footnotes to the financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Although those disclosures helped to mitigate the problems associated with accounting under APB Opinion No. 25, many investors and other users of financial statements believed that the failure to include employee compensation costs in the income statement impaired the transparency, comparability, and credibility of financial statements. Public entities that file as small business issuers will be required to apply Statement 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. SFAS No. 153 is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. SFAS No. 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, that was issued in 1973. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in SFAS No.153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The effect of adoption of this standard is not expected to have a material impact on the Company’s results of operations and financial position.

The FASB has also issued SFAS No. 151 and 152, but they will not have any relationship to the operations of the Company. Therefore, a description and its impact on the Company’s operations and financial position for each have not been disclosed.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

2.	Summary of Significant Accounting Principles (continued)

	p)	Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.

3.	Property and Equipment

	December 31,	December 31,
	2004	2003
	Net Carrying	Net Carrying
	Value	Value
	$	$

Machinery and equipment	–	23,885
Office furniture and fittings	33,776	37,280
Leasehold improvements	–	32,803
	33,776	93,968
Less: Accumulated depreciation	32,427	50,252
	1,349	43,716

At December 31, 2004 the Company recorded impairment losses on certain property and equipment of the Company. These assets included laboratory equipment located at the research centre that was located in the U.S. The laboratory equipment was not being used and had been in storage during the current year. The impairment loss recorded for these assets as of December 31, 2004 amounted to $20,002 for the laboratory equipment.

4.	Intangible Assets

	December 31,	December 31,
	2004	2003
	Net Carrying	Net Carrying
	Value	Value
	$	$

Patent costs	173,234	165,237
Impairment loss	(173,234)	–

	–	165,237

The Company had accumulated patent costs as at December 31, 2004 of $173,234. As there is no opportunity for the Company to recover these costs from future revenue, these accumulated patent costs have been charged to the current year as an impairment loss.

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

5.	Convertible Debt

On July 23, 2002, the Company received additional financing from the President, CEO and majority stockholder in the amount of $300,000. The form of financing was a convertible debenture whereby the holder had the option of calling the debt in the future together with interest at 8% per annum, or converting the debt into shares of the Company at $0.25 per share (1,200,000 shares), with a two year warrant for the same number of shares exercisable at $0.35 per share. The interest was to be payable in cash. The issue of the convertible debenture created a beneficial conversion feature, which was accounted for in accordance with EITF 98-5 and EITF 00-27. The fair value of the warrants was determined using the Black-Scholes Model. The beneficial conversion feature was valued at $396,000, which was greater than the value of the debt. As a result, the debt discount was restricted to the value of the debt at $300,000. See Note 9(a) for settlement of this debt.

6.	Related Party Transactions

a)

The President, CEO and majority stockholder of the Company has made advances to the Company in the form of loans totalling $721,923 as at December 31, 2004 (2003 - $530,473) . A portion of the loan,$300,000, is in the form of a convertible debenture and is explained in more detail in Note 5. The balance of the loan is non-interest bearing, unsecured and without any fixed repayment terms.

b)

The Chief Financial Officer of the Company received $17,595 in management fees during the year ended December 31, 2004. Included in this amount is $6,163 recorded in accounts payable as at December 31, 2004.

7.	Stock Options

A summary of the Company’s stock option activity is as follows:

	Number of	Weighted Average
	Shares	Exercise Price
Balance, December 31, 2002	2,953.000	0.84
Granted	1,880,000	1.01
Balance, December 31, 2003	4,833,000	0.91
Expired	(1,000,000)	0.50
Balance, December 31, 2004	3,833,000	1.01
Exercisable at end of year	2,590,221	1.01

Additional information regarding options outstanding as at December 31, 2004 is as follows:

		Outstanding		Exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Exercise price	Number of	contractual	price	Number of	price
$	shares	life (years)	$	shares	$

1.01	3,833,000	1.36	1.01	2,590,221	1.01

Phage Genomics Inc.
(formerly Regma Bio Technologies Limited)
(A Development Stage Company)
Notes to Financial Statements
December 31, 2004
(Expressed in U.S. Dollars)

7.	Stock Options (continued)

The fair value for options granted was estimated at the date of grant using the Black-Scholes option- pricing model. Under the Black-Scholes option-pricing model, the weighted average fair value of stock options granted during 2003 was $0.11. There was no dilutive impact of potential common shares associated with stock options, by application of the treasury stock method, for the year ended December 31, 2004, as the Company had a net loss.

8.	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has incurred U.S. net operating losses of $135,430 which commence expiring in 2023. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years. As the Company is discontinuing its operations in the U.K., net operating losses incurred in the U.K. will not be available to the Company in the future.

At December 31, 2004 and 2003, the significant components of the Company’s deferred tax asset are as follows:

	2004	2003
	$	$

Net operating loss	134,310	314,696
Less: Valuation allowance	(134,310)	(314,696)

Net deferred tax asset	–	–

9.	Subsequent Events

a)

On February 10, 2005, the Company issued an irrevocable stock option to purchase 250,000 shares of the Company at $0.50 per share expiring on February 10, 2010 to settle the convertible debt balance of $300,000.

b)

On February 10, 2005, the Company granted two directors an irrevocable stock option to purchase 250,000 shares each of the Company at $0.50 per share expiring two years after the director resigns from the Company.

c)

On February 10, 2005, the Company entered into eight option agreements to acquire twenty mineral property claims located in the State of Nevada. To earn a 100% interest in the claims, the Company is to issue 140,000 of its shares for each claim for a total of 2,800,000 shares over a three-year period.

	d)	On February 11, 2005, 41,500,000 shares of the Company were returned to the Company and are to be cancelled.

	e)	On February 14, 2005, the Company cancelled all of the stock options that were outstanding as at December 31, 2004.

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
SEPTEMBER 30, 2005
(UNAUDITED)

ASSETS

Current assets
Cash	$1,373,161
Total current assets	1,373,161

Property and equipment, net	15,947
Mining concessions	817,134
Deposits	180,500

Total assets	$2,386,742

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$987,277
Loan payable - related party	387,102
Total current liabilities	1,374,379

Total liabilities	1,374,379

Commitments and contingencies

Stockholders' equity
Common stock, $0.001 par value; 400,000,000 shares
authorized, 52,150,000 shares issued and outstanding	52,150
Additional paid-in capital	6,084,449
Common stock subscribed	15,000
Accumulated other comprehensive loss	(131,999)
Accumulated deficit during development stage	(5,007,236)
Total stockholders' equity	1,012,364

Total liabilities and stockholders' equity	$2,386,742

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
(UNAUDITED)

					For the period from
					January 14, 2000
					(Date of Inception)
	For the Three Months Ended		For the Nine Months Ended		Through
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	September 30, 2005

Revenue	$-	$-	$-	$-	$-

Operating expenses
Research and development	-	-	-	186,877	1,900,095
Mining exploration expenses	275,563	-	338,453		337,913
General and administrative	163,575	12,342	245,377	54,675	1,835,737
Stock based compensation	-	-	435,933	2,196	466,516
Depreciation	139	3,021	139	11,993	235,313
Impairment loss on intangible assets	-	-	-	20,002	173,234
Impairment loss on property and equipment	-	-	-	-	86,683

Total operating expenses	439,277	15,363	1,019,902	275,743	5,035,491

Loss from operations	(439,277)	(15,363)	(1,019,902)	(275,743)	(5,035,491)

Other income (expense):
Other income	-	-	-	-	282,142
Gain on Settlement	45,997	-	45,997		45,997
Interest expense, net	-	-	-	-	(300,000)

Total other income (expense)	45,997	-	45,997	-	28,139

Loss from operations before provision for income taxes	(393,280)	(15,363)	(973,905)	(275,743)	(5,007,352)

Provision for income taxes	-	-	-	-	12,837

Net loss	(393,280)	(15,363)	(973,905)	(275,743)	(4,994,515)

Loss per common share - basic and diluted:
Net loss	$(0.01)	$(0.00)	$(0.02)	$(0.00)

Weighted average common shares outstanding -
Basic and diluted	52,150,000	108,300,000	50,314,432	108,300,000

See Accompanying Notes to Financial Statements

 SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)

				Accumulated			Accumulated
				Other			Deficit During	Total
	Common Stock		Additional	Comprehensive	Common Stock	Deferred	Development	Stockholders'
	Shares	Amount	Paid-in Capital	Income (Loss)	Subscribed	Compensation	Stage	Equity

Balance, January 14, 2000	-	$-	$-				$-	$-

Issuance of common stock
(recapitalized)	50,000,000	50,000	(25,000)				(24,999)	1

Effect of foreign currency translation	0	-	-	3,059	-	-	-	3,059

Net loss	-	-	-	-	-	-	(235,028)	(235,028)

Balance, December 31, 2000	50,000,000	50,000	(25,000)	3,059	-	-	(260,027)	(231,968)

Issuance of common stock in
reverse merger	10,300,000	10,300	(5,150)				(5,150)	-

Effect of foreign currency translation	0	-	-	(2,619)	-	-	-	(2,619)

Net loss	-	-	-	-	-	-	(765,179)	(765,179)

Balance, December 31, 2001	60,300,000	60,300	(30,150)	440	-	-	(1,030,356)	(999,766)

Capital contribution	-	-	1,037,126	-	-	-	-	1,037,126

Beneficial conversion feature
associated with debt	-	-	300,000	-	-	-	-	300,000

Effect of foreign currency translation	-	-	-	(70,248)	-	-	-	(70,248)

Net loss	-	-	-	-	-	-	(1,179,396)	(1,179,396)

Balance, December 31, 2002	60,300,000	60,300	1,306,976	(69,808)	-	-	(2,209,752)	(912,284)

Debt exchanged for common stock	48,000,000	48,000	1,152,000	-	-	-	-	1,200,000

Deferred compensation	-	-	12,583	-	(12,583)	(12,583)	-	(12,583)

Amortization of deferred
compensation	-	-	-	-	10,387	10,387	-	20,774

Effect of foreign currency translation	-	-	-	(50,755)	-	-	-	(50,755)

Net loss	-	-	-	-	-	-	(1,233,117)	(1,233,117)

Balance, December 31, 2003	108,300,000	108,300	2,471,559	(120,563)	(2,196)	(2,196)	(3,442,869)	(987,965)

Amortization of deferred
compensation	-	-	-	-	2,196	2,196	-	4,392

Effect of foreign currency translation	-	-	-	(109,982)	-	-	-
Net loss							(590,462)
Net comprehensive loss	-	-	-	-	-	-		(700,444)

Balance, December 31, 2004	108,300,000	108,300	2,471,559	(230,545)	-	-	(4,033,331)	(1,684,017)

Issuance of stock options for
500,000 shares of common stock
to two officers	-	-	453,933	-	-	-	-	453,933

Issuance of stock options for
500,000 shares of common stock
in satisfaction of debt	-	-	300,000	-	-	-	-	300,000

Return and cancellation of
70,000,000 shares of common
stock	(70,000,000)	(70,000)	70,000	-	-	-	-	-

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)

Issuance of common stock
for 20 mining concessions	1,400,000	1,400	38,600	-	-	-	-	40,000

Issurance of common stock
in satisfaction of debt, $0.36 per share	200,000	200	71,800	-	-	-	-	72,000
Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$222,040 commissions and legal fees	6,390,000	6,390	1,369,070	-	-	-	-	1,375,460

Issuance of common stock for cash,
Reg. S - Private Placement,
$0.25 per share, net of
$149,653 commission and legal fees	5,400,000	5,400	1,194,947	-	-	-	-	1,200,347

Issuance of common stock for cash,
Reg. D 506 - Private Placement,
$0.25 per share	460,000	460	114,540	-	-	-	-	115,000

Common stock subscribed					15,000			15,000

Effect of foreign currency translation	-	-	-	98,546	-	-	-

Net loss							(973,905)
Net comprehensive loss	-	-	-	-	-	-	-	(875,359)

Balance, September 30, 2005	52,150,000	$52,150	$6,084,449	$(131,999)	$15,000	$-	$(5,007,236)	$1,012,364

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
(UNAUDITED)

	For the Nine Months Ended
	September 30, 2005	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(973,905)	$(275,743)
Adjustments to reconcile loss from operating
to net cash used in operating activities:
Depreciation	139	11,993
Stock based expenses	422,490	2,196
Impairment Loss		20,002
Gain on settlement	(45,997)
Write-off of fixed assets	1,349	-
Changes in operating assets and liabilities:
Other current assets	(180,500)	32,443
Accounts payable and accrued liabilities	205,259	63,671

Net cash used in operating activities	(571,165)	(145,438)

CASH FLOW FROM INVESTING ACTIVITIES
Cash paid on mineral property claims	(777,134)	-
Cash paid for intangible assets	-	(4,538)
Purchase of fixed assets	(16,085)	-
Net cash used in investing activities	(793,219)	(4,538)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from stock issuance	2,722,250	-
Proceeds from borrowings from related party	-	149,149
Proceeds from subscribed stock	15,000	-

Net cash provided by financing activities	2,737,250	149,149

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	-	(4,891)

NET CHANGE IN CASH	1,372,866	(5,718)

CASH AT BEGINNING OF YEAR	295	18,198

CASH AT END OF PERIOD	$1,373,161	$12,480

SUPPLEMENTAL INFORMATION

Interest Paid	$-	$-
Income Taxes Paid	$-	$-

Non-cash financing activities:
Stock options for common stock issued in satisfaction of debt	$300,000	$-

Stock issued for conversion of accounts payable, 100,000 shares at $0.72	$72,000	$-

See Accompanying Notes to Financial Statements

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10-KSB for the year ended December 31, 2004 of Phage Genomics, Inc. (the "Company").

The interim financial statements present the balance sheet, statements of operations and cash flows of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of September 30, 2005 and the results of operations and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. GOING CONCERN

Going concern – The Company incurred cumulative net losses of approximately $5,007,000 from operations as of September 30, 2005 and has not commenced its mining operations, rather, still in the development stage, raising substantial doubt about the Company’s ability to continue as a going concern. The Company will seek additional sources of capital through the issuance of debt or equity financing, but there can be no assurance the Company will be successful in accomplishing its objectives.

The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company’s plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

3. STOCKHOLDER’S EQUITY

On September 30, 2005, the Company effectuated a two-for-one forward stock split on its common stock. As a result of the stock split, the Company’s authorized number common stock increased from 200,000,000 shares to 400,000,000 shares. Accordingly, the accompanying financial statements have been adjusted on a retroactive basis for the forward stock split to the Company’s date of inception.

During the six months ended September 30, 2005, the Company’s stockholders’ activities consisted of the following:

a)

On February 10, 2005, the Company issued an irrevocable stock option to purchase 500,000 shares (post stock split) of the Company at $0.25 per share expiring on February 10, 2010 to settle the convertible debt balance of $300,000.

b)

On February 10, 2005, the Company granted two directors an irrevocable stock option to purchase 500,000 shares (post stock split) each of the Company at $0.25 per share expiring two years after the director resigns from the Company. The fair value under the Black-Scholes option pricing model totaled $453,933 which was recorded as an expense as of September 30, 2005.

c)	On February 11, 2005, 60,000,000 shares (post stock split) of the Company were returned to the Company and cancelled at its par value of $0.001 per share

d)	On February 14, 2005, the Company cancelled all of the stock options that were outstanding as at December 31, 2004.

e)	On July 6, 2005, the Company issued 200,000 shares (post stock split) of common stock at $0.36 per share for reduction of debt at $72,000.

f)	On July 7, 2005, the Company issued 1,400,000 shares (post stock split) of common stock for the purchase of 20 mineral concessions valued at $40,000.

g)	On August 31, 2005, the Company issued 12,780,000 shares (post stock split) of common stock for cash at $0.25 per share.

h)	On September 16, 2005, the Company issued 11,720,000 shares (post stock split) of common stock for cash at $0.25 per share.

i)	On September 6, 2005, the Company issued 460,000 (post stock split) shares of common stock for cash at $0.25 per share.

j)	As of September 30, 2005, the Company had received 15,000 for the purchase of stock that had not been issued and is included as common stock subscribed.

SEARCHLIGHT MINERALS CORP.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

4. JOINT VENTURE AGREEMENT

On October 24, 2005, the Company completed the acquisition of all of Nanominerals Corp. (“NMC”) interest in a joint venture agreement (“JV Agreement”) dated May 20, 2005 between NMC and Verde River Iron Company, LLC (“Verde”). The JV Agreement will allow the processing and extraction of minerals from a copper smelter slag pile located on a parcel of land consisting of approximately 200 acres in Clarkdale, Arizona (“Clarkdale Slag Project”). The consideration for the acquisition of NMC’s interest in the JV Agreement consisted of the following:

(i)	Repayment to NMC of $690,000 is respect of certain payments made by NMC towards the acquisition of the Clarkdale Slag Project made pursuant to the terms of the JV Agreement;

(ii)	Assignment to NMC of a five percent net smelter return royalty payable from the Company’s share of production from the Clarkdale Slag Project;

(iii)	Appointment of nominees of NMC to the Company’s board of directors to constitute a majority of the board;

(iv)	Issuance to NMC or its designates, warrants to purchase 12,000,000 shares (post stock split) of the Company’s common stock at exercise price of $0.375 per share exercisable for a term of 10 years; and

(v)

Providing confirmation to NMC, that the Company has received funds of $2,000,000 pursuant to its private placement offering of its securities to accredited investors in the U.S. and to accredited investors outside the U.S.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL DISCLOSURE

On May 18, 2005, we engaged Kyle L. Tingle, CPA, LLC (“KLT”), as our new independent registered public accounting firm, following the resignation of our prior independent registered public accounting firm, Manning Elliott, Chartered Accountants (“Manning Elliott”), which occurred on May 18, 2005.

Manning Elliott performed the audit of our financial statements for the years ended December 31, 2004 and 2003. During this period and the subsequent interim period through May 18, 2005, there were no disagreements with Manning Elliott on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to Manning Elliott’s satisfaction would have caused Manning Elliott to make reference to the subject matter of the disagreements in connection with Manning Elliott’s report, nor were there any "reportable events" as such term is defined in Item 304(a)(3) of Regulation S-B, promulgated under the Securities Exchange Act of 1934, as amended.

Manning Elliott’s decision to resign as our independent auditor was ratified by the our board of directors on May 18, 2005, and was made due to the fact that our operations and management are now in the United States and we are required to have a U.S. based independent auditor.

The audit reports of Manning Elliott for the years ended December 31, 2004 and 2003 did not contain an adverse opinion, or a disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles, other than the uncertainty that we might not be able to operate as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act with the SEC with respect to the shares of our common stock offered through this prospectus. This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits. Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents of Searchlight. We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving Searchlight, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials. You may inspect the registration statement, exhibits and schedules filed with the SEC at the SEC's principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.

SUBJECT TO COMPLETION, DATED MARCH 17, 2006

PROSPECTUS

35,211,000 SHARES
COMMON STOCK

Until ninety days after the date this registration statement is declared effective, all dealers that effect transactions in these securities whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesperson or other person to provide any information or make any representation about Searchlight Minerals Corp. except the information or representations contained in this prospectus. You should not rely on any additional information or representations if made.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Nevada Revised Statutes (the “NRS”).Under the NRS, director immunity from liability to a company or its stockholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation that is not the case with our articles of incorporation. Excepted from that immunity are:

(1)	a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest;

(2)	a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

(3)	a transaction from which the director derived an improper personal profit; and

(4)	willful misconduct.

ITEM 25.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated costs of this offering are as follows:

Expenses(1)	US($)
SEC Registration Fee Transfer Agent Fees Accounting Fees and Expenses Legal Fees and Expenses Miscellaneous	$7,158 $1,000 $20,000 $30,000 $1,000
Total	$59,158

(1)	All amounts are estimates, other than the SEC's registration fee.

We are paying all expenses of the offering listed above. No portion of these expenses will be paid by the selling stockholders. The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale.

ITEM 26.      RECENT SALES OF UNREGISTERED SECURITIES

Over the past three years, we have completed the following unregistered sales of our securities:

1.

On January 18, 2006 Searchlight closed its Private Placement of 39 units at a price of $45,000 per unit to raise gross proceeds of US$1.755 Million (the “Private Placement”). The Private Placement units were issued to accredited investors resident in the United States pursuant to Regulation D of the Securities Act of 1933 (the “Securities Act”). Each unit (a ”Unit”) consisted of 100,000 Shares of Searchlight’s common stock (a “Share”), 100,000 Share purchase warrants with each warrant entitling the subscriber to purchase one additional Share for a period of two years from the closing of the Private Placement at an exercise price equal to US$0.65 per Share. The securities were sold on a best efforts agency basis by S&P Investors, Inc. (the "Agent"). In connection with the Private Placement, the Agent received a fee of US$87,750 and warrants to purchase 390,000 shares at a price of US$0.65 per share for a period of two years from the closing of the Private Placement. The sales were completed pursuant to Rule 506 of Regulation D of the Securities Act. All securities issued were endorsed with a restrictive legend confirming that the securities cannot be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

2.

On October 24, 2005, in connection with the acquisition of Searchlight’s interest in the Clarkdale Slag Project and in accordance with the terms of the Assignment Agreement, Searchlight completed the following issuances of its securities: (i) Searchlight issued to NMC a warrant to purchase 10,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Section 4(2) of the Securities Act of 1933. The 10,000,000 shares of common stock are restricted shares as defined in the Securities Act. This issuance was made to NMC whose principals are sophisticated investors, and through its relationship with Searchlight was in a position of access to relevant and material information regarding Searchlight’s operations; and (ii) the issuance to NMC’s designate, Clarion Finanz AG (“Clarion”), of a warrant to purchase 2,000,000 shares of Searchlight’s common stock at an exercise price of $0.375 per share expiring June 1, 2015, pursuant to Regulation S of the Securities Act of 1933. Clarion represented to Searchlight that they were a non-US person as defined in Regulation S. Searchlight did not engage in a distribution of these securities in the United States.

3.

On September 7, 2005, Searchlight closed a brokered private placement of 2,700,000 Units to raise aggregate gross proceeds of US$1,350,000 (the “European Private Placement”). The European Private Placement units were sold on a best efforts agency basis by Clarion Finanz AG (the “European Agent”) pursuant to Regulation S. The Units offered in the European Private Placement are identical to the Units in the Canadian Private Placement. In connection with the European Private Placement, the European Agent received a commission of US$135,000 and warrants to purchase 270,000 Units at a price of US$1.25 per Units for a period of nine months from the closing of the European Private Placement. Each purchaser represented to Searchlight that they were a non-US person as defined in Regulation S. Searchlight did not engage in a distribution of the European Private Placement in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. As adjusted following the effectiveness of our two for one stock split on September 30, 2005 we issued 5,400,000 units to subscribers and a warrant to purchase 540,000 units to the European Agent.

4.

On September 6, 2005, Searchlight closed its private placement of 230,000 units to raise aggregate gross proceeds of US$115,000 (the “U.S. Private Placement”). The U.S. Private Placement units were issued to accredited investors resident in the United States pursuant to Regulation D of the Securities Act. Each unit (a “Unit”) consisted of one share of Searchlight’s common stock (a “Share”), one half of one share purchase warrant with each whole warrant entitling the subscriber to purchase one additional Share for a period of nine months from the closing of the U.S. Private Placement at an exercise price equal to US$1.25 per Share, and one non-transferable warrant exercisable into one-tenth (1/10) of one Unit for no additional consideration if a Registration Statement on Form SB-2 registering the resale of the Units is not declared effective by the SEC on or before the day that is four months and one day after the closing of the U.S. Private Placement. The sales were completed pursuant to Rule 506 of Regulation D of the Securities Act. All securities issued were endorsed with a restrictive legend confirming that the securities cannot be resold without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. As adjusted following the effectiveness of our two for one stock split on September 30, 2005 we issued 460,000 units to subscribers.

5.

On September 2, 2005, Searchlight closed its brokered private placement of 3,195,000 units to raise aggregate gross proceeds of US$1,597,500 (the “Canadian Private Placement”). The Canadian Private Placement units were issued to accredited investors resident in Canada and pursuant to Regulation S (“Regulation S”) of the Securities Act of 1933 (the “Securities Act”). Each unit (a” Unit”) consisted of one share of the Searchlight’s common stock (a “Share”), one half of one share purchase warrant with each whole warrant entitling the subscriber to purchase one additional Share for a period of nine months from the closing of the Canadian Private Placement at an exercise price equal to US$1.25 per Share, and one non-transferable warrant exercisable into one-tenth (1/10) of one Unit for no additional consideration if a Registration Statement on Form SB-2 registering the resale of the Units is not declared effective by the SEC on or before the day that is four months and one day after the closing of the Canadian Private Placement. The securities were sold on a best efforts agency basis by Dominick & Dominick Securities Inc. (the "Agent"). In connection with the Canadian Private Placement, the Agent received a fee of US$205,250 and warrants to purchase 319,500 Units at a price of US$1.25 per Unit for a period of nine months from the closing of the Canadian Private Placement. Each purchaser represented to Searchlight that they were a non-US person as defined in Regulation S. Searchlight did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends were affixed to the stock certificate issued to each purchaser in accordance with Regulation S. As adjusted following the effectiveness of our two for one stock split on September 30, 2005 we issued 6,390,000 units to subscribers and a warrant to purchase 639,000 units to the Agent.

6.

On June 30, 2005, we approved the issuance of 700,000 shares of our common stock to 18 mineral claim owners in connection with the Option Agreements dated February 8, 2005 among us and the mineral claim owners. The issuance was completed pursuant to Section 4(2) of the Securities Act on the basis that each claim owner was a sophisticated investor and was in a position of access to relevant and material information regarding our operations. Each claim owner delivered appropriate investment representations satisfactory to us with respect to this transaction and consented to the imposition of restrictive legends upon the certificates evidencing such shares. As adjusted following the effectiveness of our two for one stock split on September 30, 2005 we issued 1,400,000 shares of our common stock to the claim owners.

7.

On February 14, 2005, we approved the issuance of 100,000 shares of our common stock to Rock Management Ltd. (the “Consultant”) for consulting services provided to us in January, 2002. The issuance was made to the Consultant pursuant to Regulation S of the Securities Act and Canadian Multilateral Instrument 45-105 Trades to Employees, Senior Officers, Directors and Consultants. The Consultant represented to us that it was a non-US person, as defined in Regulation S of the Securities Act. All securities to issued to the Consultant were endorsed with a restrictive legend in accordance with Regulation S of the Securities Act and Canadian Multilateral Instrument 45-102 Resale of Securities. As adjusted following the effectiveness of our two for one stock split on September 30, 2005 we issued 200,000 shares of our common stock to the Consultant.

ITEM 27.      EXHIBITS

Exhibit
Number	Description of Exhibits

3.1	Articles of Incorporation of L.C.M. Equity, Inc.(1)

3.2	Bylaws of L.C.M. Equity, Inc.(1)

3.3	Articles of Incorporation of Uscribble.(1)

3.4	Certificate of Amendment to Articles of Incorporation – name change to “Regma Bio Technologies Limited.”(3)

3.5	Certificate of Amendment to Articles of Incorporation – name change to “Phage Genomics, Inc.”(6)

3.6	Certificate of Amendment to Articles of Incorporation – name change to “Searchlight Minerals Corp.”(12)

3.7	Certificate of Change to Authorized Capital Pursuant to NRS 78.209(13)

3.8	Amended Bylaws dated July 22, 2005.(9)

3.9	Amended Bylaws dated August 9, 2005. (12)

4.1	Specimen Stock Certificate.(1)

5.1	Legal Opinion of O’Neill Law Group PLLC, with consent to use

Exhibit
Number	Description of Exhibits

10.1	Acquisition Agreement.(2)

10.2	2002 Nonqualified Stock Option Plan.(4)

10.3	2003 Nonqualified Stock Option Plan.(5)

10.4	Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., Kiminco Inc., Pass Minerals Inc., Debra L. Matheson, and Pilot Plant Inc. dated February 8, 2005.(8)

10.5	Letter Agreement between Phage Genomics Inc., Searchlight Minerals Corp., K. Ian Matheson, and Pilot Plant Inc. dated February 8, 2005.(8)

10.6	Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., K. Ian Matheson, and Bear Dog Mines Inc. dated February 8, 2005.(8)

10.7	Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., K. Ian Matheson, and Gold Hunter Inc. dated February 8, 2005.(8)

10.8

Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., Kiminco Inc., Pass Minerals Inc., Michael D. Anderson, Farrell Drozd, Michael I. Matheson, and Pass Minerals Inc. dated February 8, 2005.(8)

10.9	Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., K. Ian Matheson, and Britti Gold Inc. dated February 8, 2005.(8)

10.10

Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., Kiminco Inc., Pass Minerals Inc., Michael D. Anderson, Geosearch Inc., Patrick I. Matheson, and Geotech Mining Inc. dated February 8, 2005.(8)

10.11	Letter Agreement between Phage Genomics, Inc., Searchlight Minerals Corp., Kiminco Inc., Pass Minerals Inc., and Gold Crown Inc. dated February 8, 2005.(8)

10.12	Engagement Letter dated June 17, 2005 between Searchlight Minerals Corp. and Clarion Finanz AG.(10)

10.13	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc. and Pilot Plant Inc.(10)

10.14	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc. and Bear Dog Mines Inc.(10)

10.15	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc. and Gold Hunter Inc.(10)

10.16	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc., Pass Minerals Inc., Michael D. Anderson, Farrell Drozd and Michael I. Matheson.(10)

10.17	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc. and Britti Gold Inc.(10)

10.18	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc., Geotech Mining Inc., Michael D. Anderson, Geosearch Inc. and Patrick B. Matheson.(10)

10.19	Extension Agreement dated effective June 22, 2005 among Searchlight, K. Ian Matheson, Searchlight Minerals, Inc. and Gold Crown Minerals Inc.(10)

10.20	Assignment Agreement dated for reference June 1, 2005 between Searchlight Minerals Corp. and Nanominerals Corp.(11)

10.21	Engagement Letter dated May 9, 2005 between Searchlight Minerals Corp. and Dominick & Dominick Securities Inc. (12)

10.22	First Amendment to Assignment Agreement between Nanominerals Corp. and Searchlight Minerals Corp. dated August 31, 2005. (15)

10.23	Second Amendment to Assignment Agreement between Nanominerals Corp. and Searchlight Minerals Corp. dated October 24, 2005.(14)

Exhibit
Number	Description of Exhibits

10.24	Agency Agreement between Searchlight Minerals Corp. and Dominick & Dominick Securities Inc. dated September 1, 2005.

10.25	Office Suite Lease Agreement between Burnett & Williams Executive Suites and Searchlight Minerals Corp. dated September 6, 2005.(15)

10.26	Finders’ Fee Agreement between Searchlight Minerals Corp. and S&P Investors, Inc. dated December 7, 2005.(16)

10.27	Employment Agreement between Searchlight Minerals Corp. and Carl S. Ager dated as of January 1, 2006(17)

10.28	Employment Agreement between Searchlight Minerals Corp. and Ian R. McNeil dated as of January 1, 2006(17)

14.1	Code of Ethics.(7)

23.1	Consent of Manning Elliott, Chartered Accountants

23.2	Consent of R.F. Hewlett, M.S., PhD

23.3	Consent of Charles Ager, PhD, P.Eng., P.Geo.

99.3	Audit Committee Charter.(7)

99.4	Disclosure Committee Charter.(7)

Notes:

(1)	Filed with the SEC as an exhibit to our Registration Statement on Form 10-SB originally filed on July 7, 2000.
(2)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on November 13, 2001.
(3)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on April 1, 2002.
(4)	Filed with the SEC as an exhibit to our Form S-8 Registration Statement filed on April 10, 2002.
(5)	Filed with the SEC as an exhibit to our Form S-8 filed on June 30, 2003.
(6)	Filed with the SEC as an exhibit to our Form 8-K filed on December 22, 2003;
(7)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on April 13, 2004.
(8)	Filed with the SEC as an exhibit to our Annual Report on Form 10-KSB filed on April 15, 2005.
(9)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on July 29, 2005.
(10)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on June 24, 2005.
(11)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on June 16, 2005.
(12)	Filed with the SEC as an exhibit to our Quarterly Report on Form 10-QSB filed on August 22, 2005.
(13)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on October 14, 2005.
(14)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on October 28, 2005.
(15)	Filed with the SEC as an exhibit to our Quarterly Report on Form 10-QSB filed on November 21, 2005.
(16)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on December 13, 2005.
(17)	Filed with the SEC as an exhibit to our Current Report on Form 8-K filed on March 2, 2006.

ITEM 28.      UNDERTAKINGS

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)

To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

	(c)	To include any additional or changed material information on the plan of distribution.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Henderson, State of Nevada, on March 17, 2006.

SEARCHLIGHT MINERALS CORP.

By:	/s/ Ian R. McNeil
IAN R. McNEIL
President and Chief Executive Officer
(Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

Chief Executive Officer, President
	and Director	March 17, 2006
/s/ Ian R. McNeil	(Principal Executive Officer)
IAN R. McNEIL

Chief Financial Officer,
	Secretary and Treasurer	March 17, 2006
/s/ Carl S. Ager	and Director
CARL S. AGER	(Principal Accounting Officer)

/s/ K. Ian Matheson	Director	March 17, 2006
K. IAN MATHESON

/s/ Robert D. McDougal	Director	March 17, 2006
ROBERT D. McDOUGAL